________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               dated May 16, 2005


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                  Jasmine Court
                                Friars Hill Road
                               St. Johns, Antigua
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as Exhibit 1 to this Form 6-K is a Prospectus/AIM Admission document being filed with the Alternative Investment Market, or AIM, operated by the London Stock Exchange and distributed to investors in respect of the Registrant's application to have its ordinary shares be admitted to trading on AIM. The offering contemplated by the Prospectus is being conducted solely in the United Kingdom. United States residents will not be permitted to participate in the offering.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    May 16, 2005

                                        WORLD GAMING PLC



                                        By:    /s/ James H. Grossman
                                               ---------------------
                                        Name:  James H. Grossman
                                        Title: Chairman

                                  EXHIBIT INDEX


 Exhibit       Description of Exhibit
 -------       ----------------------

    1          Prospectus/AIM Admission document

                                                                                                              EXHIBIT 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT ITS CONTENTS YOU SHOULD
IMMEDIATELY CONSULT A PERSON AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 WHO SPECIALISES IN ADVISING
ON THE ACQUISITION OF SHARES AND OTHER SECURITIES.

The Directors of World Gaming Plc ("the Company"), whose names appear on page 4 of this document, accept responsibility for the information contained in this document including individual and collective responsibility for compliance with the rules for AIM published by the London Stock Exchange plc ("AIM Rules"). To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. In connection with this document no person is authorised to give any information or make any representation other than contained in this document.

APPLICATION HAS BEEN MADE FOR THE EXISTING ORDINARY SHARES AND THE PLACING SHARES TO BE ADMITTED TO TRADING ON AIM. IT
IS ANTICIPATED THAT ADMISSION WILL BECOME EFFECTIVE AND DEALINGS IN THE EXISTING ORDINARY SHARES AND THE PLACING SHARES
WILL COMMENCE ON AIM ON 17 MAY 2005.

AIM IS A MARKET DESIGNED PRIMARILY FOR EMERGING OR SMALL COMPANIES TO WHICH A HIGHER INVESTMENT RISK TENDS TO BE
ATTACHED THAN TO LARGER OR MORE ESTABLISHED COMPANIES. AIM SECURITIES ARE NOT ADMITTED TO THE OFFICIAL LIST OF THE UK
LISTING AUTHORITY. A PROSPECTIVE INVESTOR SHOULD BE AWARE OF THE RISKS OF INVESTING IN SUCH COMPANIES AND SHOULD MAKE
THE DECISION TO INVEST ONLY AFTER CAREFUL CONSIDERATION AND, IF APPROPRIATE, CONSULTATION WITH AN INDEPENDENT FINANCIAL
ADVISER. NEITHER THE LONDON STOCK EXCHANGE PLC NOR THE UK LISTING AUTHORITY HAS EXAMINED OR APPROVED THE CONTENTS OF
THIS DOCUMENT.

A copy of this document, which comprises a prospectus drawn up in accordance with the Public Offers of Securities
Regulations 1995, as amended, (the "POS Regulations") and constitutes an AIM Admission document has been delivered to the Registrar of Companies in England and Wales for registration in accordance with regulation 4(2) of the POS
Regulations.

YOU SHOULD READ THE WHOLE OF THIS DOCUMENT BEFORE MAKING ANY DECISION TO INVEST. YOUR ATTENTION IS PARTICULARLY DRAWN
TO THE RISK FACTORS SET OUT IN PART II OF THIS DOCUMENT.
_______________________________________________________________________________________________________________________

                                                    WORLD GAMING PLC
                            (Registered in England and Wales with registered number 4094204)

                         PLACING OF UP TO 4,760,000 NEW ORDINARY SHARES AT 52.5 PENCE PER SHARE
                                                          AND
                                              ADMISSION TO TRADING ON AIM

                                             Nominated Adviser and Broker:
                                              DANIEL STEWART & COMPANY PLC
_______________________________________________________________________________________________________________________

Daniel Stewart & Company plc, which is authorised and regulated by The Financial Services Authority, is acting as nominated adviser and broker to the Company in connection with the proposed admission of the Existing Ordinary Shares and the Placing Shares to trading on AIM. Its responsibilities as the Company's nominated adviser under the AIM Rules are owed solely to the London Stock Exchange plc and are not owed to the Company or to any Director or to any other person in respect of his decision to acquire shares in the Company in reliance on any part of this document. No representation or warranty, express or implied, is made by Daniel Stewart & Company plc as to any of the contents of this document (without limiting the statutory rights of any person to whom this document is issued). Daniel Stewart &
Company plc will not be offering advice and will not otherwise be responsible for providing customer protections to recipients of this document or for advising them on the contents of this document or any other matter.

Copies of this document will be available to the public free of charge at the offices of Daniel Stewart & Company plc during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of this document until at least one month after Admission.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO ANY PERSON TO SUBSCRIBE FOR OR TO PURCHASE ANY SHARES IN
THE COMPANY IN ANY JURISDICTION IN WHICH SUCH AN OFFER IS UNLAWFUL AND, IN PARTICULAR, IS NOT FOR DISTRIBUTION INTO THE
UNITED STATES, CANADA, AUSTRALIA, JAPAN, REPUBLIC OF IRELAND OR REPUBLIC OF SOUTH AFRICA ("PROHIBITED TERRITORIES").
THE ORDINARY SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE APPLICABLE SECURITIES LAWS OF ANY OF THE
PROHIBITED TERRITORIES. THE DISTRIBUTION OF THIS DOCUMENT IN OTHER JURISDICTIONS MAY BE RESTRICTED BY LAW AND THEREFORE
PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTION. ANY
FAILURE TO COMPLY WITH THOSE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION.
FURTHERMORE, BECAUSE THE ORDINARY SHARES HAVE NOT BEEN REGISTERED IN THE UNITED STATES PURSUANT TO THE SECURITIES ACT
OR UNDER ANY STATE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES, THE ORDINARY SHARES MAY NOT BE OFFERED OR SOLD
WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY US PERSONS. IN ADDITION HEDGING TRANSACTIONS
INVOLVING THE ORDINARY SHARES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE US SECURITIES ACT. NO ORDINARY SHARES
HAVE BEEN OR ARE PROPOSED TO BE ISSUED TO THE PUBLIC IN CONNECTION WITH THIS DOCUMENT.

THE ORDINARY SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES
ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION IN THE UNITED STATES. ACCORDINGLY,
THE ORDINARY SHARES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN TRANSACTIONS THAT ARE EXEMPT FROM
REGISTRATION UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE SECURITIES LAWS. WE ARE OFFERING THE
ORDINARY SHARES OUTSIDE THE UNITED STATES IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT ("REGULATION S").

THE ORDINARY SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES EXCHANGE COMMISSION, ANY
STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING
AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE PLACING OF THE ORDINARY SHARES OR THE ACCURACY OR ADEQUACY OF
THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

                                    CONTENTS

                                                                            Page

PLACING STATISTICS AND EXPECTED TIMETABLE OF PRINCIPAL EVENTS                  3

DIRECTORS, SECRETARY AND ADVISERS                                              4

DEFINITIONS AND GLOSSARY                                                       6

PART I         INFORMATION ON THE GROUP                                        8

PART II        RISK FACTORS                                                   18

PART III       ACCOUNTANTS' REPORT ON THE COMPANY                             22

PART IV        ADDITIONAL INFORMATION                                         45

                               PLACING STATISTICS


Issue Price                                                                52.5p

Number of new Ordinary Shares being placed                             4,760,000

Gross proceeds of the Placing receivable by the Company         (pound)2,499,000

Net proceeds of the Placing receivable by the Company           (pound)2,029,000

Proportion of the Enlarged Share Capital represented by
  the Placing Shares                                                13 per cent.

Number of Ordinary Shares in issue at Admission                       37,585,203

Market capitalisation at Admission at the Issue Price          (pound)19,262,632




                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS


Publication of this document                                         12 May 2005

Admission and dealings in the Existing Ordinary Shares
  and the Placing Shares expected to commence on AIM                 17 May 2005

CREST accounts to be credited                                        17 May 2005

Despatch of definitive share certificates in respect of
  the Existing Ordinary Shares and the Placing Shares
  (where applicable)                                                 24 May 2005

                        DIRECTORS, SECRETARY AND ADVISERS

DIRECTORS:                 James H Grossman Non-Executive Chairman
                           Anthony Daniel Moran Chief Executive Officer
                           David James Naismith Chief Financial Officer
                           Jonathan Charles Moss Sales and Marketing Director
                           Michael Ralston Cumming Non-Executive Director
                           Clare Kamau Roberts Non-Executive Director

COMPANY SECRETARY:         Reed Smith Corporate Services
                           Minerva House
                           5 Montague Close
                           London SE1 9BB

REGISTERED OFFICE:         Minerva House
                           5 Montague House
                           London SE1 9BB

NOMINATED ADVISER &        DANIEL STEWART & COMPANY PLC
BROKER:                    48 Bishopsgate
                           London EC2N 4AJ

AUDITORS & REPORTING       KINGSTON SMITH
ACCOUNTANTS:               Devonshire House
                           60 Goswell Road
                           London EC1M 7AD

LEGAL COUNSEL TO THE       United Kingdom:
COMPANY:                   REED SMITH LLP
                           Minerva House
                           5 Montague Close
                           London SE1 9BB

                           United States of America:
                           GREENBERG TRAURIG LLP
                           1750 Tysons Boulevard, Suite 1200
                           McLean, VA 22102

                           Canada:
                           HEENAN BLAIKIE LLP
                           Suite 2200 - 1055 West Hastings Street
                           Vancouver, B.C., CanadaV6E 2E9

                           Antigua:
                           SEPTIMUS A. RHUDD
                           6 Temple Street
                           St. Johns, Antigua, W1

SOLICITORS TO              KIRKPATRICK& LOCKHART NICHOLSON GRAHAM LLP
DANIEL STEWART:            110 Cannon Street
                           London EC4N 6AR

FINANCIAL PR:              Bishopsgate Communications Ltd
                           4-5 North Mews
                           London WC1N 2JP

REGISTRARS:                United Kingdom:
                           CAPITA REGISTRARS
                           The Registry
                           34 Beckenham Road
                           Kent BR3 4TU

                           United States of America:
                           CONTINENTAL STOCK TRANSFER & TRUST COMPANY
                           17 Battery Place
                           New York
                           New York 10004-1123
                           United States of America

                            DEFINITIONS AND GLOSSARY

The following definitions apply throughout this document, unless the context otherwise requires:

"Act"                           the Companies Act 1985 (as amended)

"Admission"                     the admission to trading on AIM of the Existing
                                Ordinary Shares and the Placing Shares in accordance with the AIM Rules

"ADRs" American Depositary Receipts, being dollar denominated certificates issued by Continental Stock Transfer & Trust Company stating that Ordinary Shares have been deposited with it, each one such American Depositary Receipt representing one Ordinary Share

"AIM"                           the AIM market operated by the London Stock
                                Exchange

"AIM Rules"                     the rules of AIM published by the London Stock
                                Exchange

"Articles"                      the articles of association of the Company

"Board" or "Directors"          the directors of the Company as at the date of
                                this document whose names are listed on page 4 of this document

"Company" or "World Gaming"     World Gaming Plc

"CREST" the relevant system (as defined in the Regulations) to facilitate the transfer of title to, or interest in, securities in uncertificated form in respect of which CRESTCo Limited is the Operator (as defined by the Regulations)

"Daniel Stewart"                Daniel Stewart & Company plc, nominated adviser
                                to the Company

"Development Plan"              the plan set out by Bullen Road LP for the
                                maintenance and improvement of the Gaming
                                Software, of which World Gaming have the right to dictate 30 per cent of the time and resources and Sportingbet the remaining 70 per cent

"Enlarged Share Capital"        the aggregate of the Existing Ordinary Shares
                                and the Placing Shares

"Existing Ordinary Shares"      the 32,825,203 existing Ordinary Shares in issue
                                at the date of this document

"FSA"                           the Financial Services Authority

"Gaming Software"               the software developed and jointly owned by the
                                Group which provides Operators with the
                                infrastructure required to run an online internet gaming site

"Group" the Company and its subsidiaries from time to time

"IP"                            Intellectual property

"Issue Price"                   52.5 pence per Ordinary Share

"Joint Venture Arrangements"    the joint venture arrangements entered into by
                                the Company and Sportingbet relating to the Gaming Software and arrangements in connection therewith pursuant to which, inter alia, the Gaming Software was transferred to Bullen Road
                                LP

"Licensee"                      an Operator using the Gaming Software under
                                license from the Company

"London Stock Exchange"         London Stock Exchange plc

"May 2001 Reorganisation"       the corporate restructuring effected in May 2001
                                pursuant to which the Company became the holding company of the group and the holding company was redomicilied to the UK

"Official List"                 the official list of the UK Listing Authority

"on-line gaming"                the provision of consumer gambling services on
                                the internet including, but not limited to, sports betting, horse race betting, on-line casinos, virtual games and on-line poker

"Operator"                      an entity which operates an on-line gaming
                                business

"Ordinary Shares"               ordinary shares of 0.2p each in the capital of
                                the Company

"OTC Bulletin Board"            the quotation service for unlisted
                                over-the-counter securities operated by NASDAQ;
                                the OTC Bulletin Board is separate and distinct from the Nasdaq Stock Market

"Placing"                       the conditional placing of the Placing Shares
                                and the Sale Shares by Daniel Stewart, at the Issue Price pursuant to the Placing Agreement

"Placing Agreement"             the conditional agreements dated 29 April 2005
                                between the Company (1), the Directors (2) and Daniel Stewart (3) relating to the Placing further details of which are set out in paragraph 16 of Part IV of this document

"Placing Shares"                up to 4,760,000 new Ordinary Shares to be issued
                                pursuant to the Placing

"POS Regulations"               the Public Offers of Securities Regulations
                                1995, as amended

"Regulations"                   the Uncertificated Securities Regulations 2001

"Securities Act"                the United States Securities Act of 1933, as
                                amended

"Shareholders"                  holders of Existing Ordinary Shares or of ADRs
                                (as the context requires)

"Share Option Scheme"           the Company's 2001 Share Option Plan

"Sportingbet"                   Sportingbet Plc, a public limited company
                                incorporated under the laws of England and Wales

"Sportingbet Shares"            non-voting, non-participating shares of 0.2p
                                each in the capital of the Company which constitute a separate class of shares pursuant to a reslution of the Company on 7 April 2005

"UK" or "United Kingdom"        the United Kingdom of Great Britain and Northern
                                Ireland

"UK Listing Authority"          the United Kingdom Listing Authority, being the
                                FSA acting in its capacity as the competent authority for the purposes of Part VI the Financial Services and Markets Act 2000

"US" or "United States" or      the United States of America, its territories
"United States of America"      and domains

"(pound)" or "pound"            the lawful currency of the United Kingdom

"$" or "dollars"                the lawful currency of the United States

                                     PART I
                            INFORMATION ON THE GROUP

INTRODUCTION

World Gaming is an internet Gaming Software provider offering a comprehensive suite of products and services for internet gaming Operators. Through its wholly-owned subsidiaries, the Group licenses the Gaming Software and provides a complete package of related services for which it charges a royalty and other fees to Operators.

Prior to October 2004, the Gaming Software was owned and developed solely by the Group through its wholly-owned subsidiaries. A joint venture agreement (described more fully below) with Sportingbet was entered into in October 2004 pursuant to which the Gaming Software was transferred to an equally owned exempt liability partnership with Sportingbet called Bullen Road LP. Since that date, the Gaming Software is being jointly developed with Sportingbet.

The Gaming Software is an established and reliable product which provides internet gaming Operators with a user-friendly, fully integrated, high quality interactive platform. World Gaming, through its wholly-owned subsidiaries, can provide flexible offerings for Operators, varying from full service white-label solutions to simply providing software and hosting. These operating models are described more fully on page 11. Such flexible solutions enable the Group to reach a wider spectrum of on-line Operators and meet their customised on-line gaming site requirements.

The Gaming Software, supplemented in certain cases by integrated third party products, provides a suite of software to allow Licensees to design, operate and manage on-line gaming websites. The full suite covers sports betting, horse racing, casino, virtual games and on-line poker. The Group sublicenses virtual games to enhance its casino offering and also sublicenses an on-line poker product from a supplier who has a specialist product in that area. The Directors are of the view that few rival providers offer such a comprehensive suite of integrated products. World Gaming currently licenses the Gaming Software to eleven Operators. The Group is now actively seeking to add further quality licensees. In addition, Sportingbet, which is the largest user of the Gaming Software in its US market, continues to use it under the terms of the Joint Venture Arrangements.

The Directors believe that the Groups products and services are well placed to succeed in the rapidly expanding on-line gaming market. This market has grown from almost nothing in 1995 to reach revenues estimated at $6 billion in 2003 and over $8 billion in 2004. Forecasters expect the market to grow by 20-25 per cent in both 2005 and 2006 and to rise as much as tenfold over the next ten years.

The Group's hosting, systems administration and certain key management functions are based in Antigua. It has further support facilities in Canada, sales and marketing primarily based in the United Kingdom and its finance and administrative functions are spread across these locations.

In May 2001 ADRs representing Ordinary Shares began quotation on the OTC Bulletin Board (Symbol: WGMGY.OB). The OTC Bulletin Board is a quotation service for over-the-counter securities operated by NASDAQ, although such securities are not actually listed on The Nasdaq Stock Market.

KEY STRENGTHS

The Directors believe that the key strengths of the business are:

   Experienced and respected management team;

   Cash generative, profitable and growing;

   Established, widely used and highly reliable Gaming Software and infrastructure;

   Excellent record for processing high volumes of transactions;

   Flexible product offering for Operators;

   Track record as provider to industry leader;

   Low cost and short timescale set up for new Licensees; and

   Expansion opportunities including potential acquisitions.

HISTORY AND BACKGROUND

World Gaming became the holding company of the Group in May 2001 following a group reorganisation and the sale of all businesses and assets which were not related to internet gaming. Most of the current management team were appointed in the second quarter of 2003.

Under previous management, the Group invested in research and development of the Gaming Software and spent significant amounts in sales and marketing without clear strategic guidelines for attracting new, quality licensees. Few new clients were signed during this period, and those that were often had little experience and failed to provide any material revenues to the Group. Accordingly, significant losses occurred during this period. When the new management joined in April 2003, not only was the system experiencing significant downtime but also, there were non-payment issues with significant creditors, as well as a large number of outstanding commercial and legal disputes. In the 24 months immediately prior to the appointment of Daniel Moran as CEO, there were five CEOs of the Company. The worsening financial and operational position of the Group led to Sportingbet, at the time by far the Group's largest Licensee, becoming increasingly concerned about the Group's ability to provide a quality software product as well as its financial ability to survive. Accordingly, in order to gain a degree of influence and protect its interests Sportingbet acquired a 29.6 per cent shareholding in the Company and this was followed by the appointment of the current management team in April 2003.

The current management team immediately implemented strategies to reduce costs and protect the Group's revenue streams. These strategies included stabilising the existing products and services through investment in the Group's operating platform, refocusing development direction, suspending sales and marketing efforts until it could satisfy its existing Licensee base, and settling outstanding legal cases and creditors. These objectives were largely achieved in a relatively short period and the Group turned its first annual profit in December 2003. Despite the significant improvements under the new management, Sportingbet required greater control over one of its most significant licensed software applications. Sportingbet and the Directors entered into negotiation to establish a new relationship which would satisfy both company's goals. This resulted in the Joint Venture Arrangements set out below.

THE JOINT VENTURE ARRANGEMENTS

The Joint Venture Arrangements, effective 1 October 2004, were entered into on 12 October 2004 between World Gaming and Sportingbet. The principle terms of the arrangements are as follows:

   The ownership of the IP of the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of World Gaming and Sportingbet;

   In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to World Gaming ($3 million was paid on each of 12 October 2004 and 1 March 2005 and the balance of $4 million is payable on or before 1 November 2005). In addition, the economic value of Sportingbet's then 29.6 per cent shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from World Gaming to Sportingbet was cancelled;

   Each of World Gaming and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

   During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea's costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

   World Gaming retains the right to determine 30 per cent of the development time on the Gaming Software;

   World Gaming has a worldwide royalty free licence allowing it to continue to use and sublicence the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5 per cent royalty only on those revenues to Sportingbet;

   Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of five per cent are due from Sportingbet in the event that they licence the Gaming Software to any new licencees;

   Sportingbet pays its proportion of the hosting costs on the Company's systems and IT services at cost plus 10 per cent;

   The Joint Venture Arrangements may be terminated by World Gaming on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

   On any termination of the Joint Venture Arrangements, (a) Sportingbet must pay an additional $3 million to World Gaming (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years thereafter); and (b) each of World Gaming and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the right to any further improvements or developments made by the other party.

STRATEGY

The Group intends to grow its revenues both from existing and new Licencees. The Group's existing Licencees continue to experience strong organic growth and the Company is developing new products and services to support and maximize growth opportunities for these Licencees. In addition, World Gaming has refocused its efforts on licensing the Gaming Software both to additional established Operators and those businesses with existing internet traffic or databases who are looking to enter the on-line gaming market through white-label offerings. The products and services offered by World Gaming enable the Company to provide flexible gaming solutions to a wide variety of Operators.

In January 2005, the Group appointed a Director of Sales and Marketing, Mr. Jon Moss, previously with WagerLogic Limited (CryptoLogic Inc's licensing subsidiary) to implement this strategy. It is the Company's view that a focused sales effort targeting mid-sized operators has the greatest opportunity for success. The Directors expect that these types of Operators will yield higher operating margins than new entrants and provide a greater return as their operations reach and exceed critical mass. It is expected that these Operators will generally be more willing to consider alternative software providers than the very large and established Operators.

In addition, the Directors will continue to examine opportunities which allow them to exploit the Group's existing assets and businesses to further enhance shareholder value. This may well include acquisitions of existing Internet gaming businesses or strategic alliances where it is considered such alliances will add value and profitability to the Group . While the Directors will continue to look for appropriate opportunities, no specific acquisition opportunities, investments, or new markets have been decided upon.

Operations and Services

The Group offers two basic forms of license. Under both of these licensing models the Group can adapt to an Operator's specific requirements with a variety of flexible options.

1. Independent Operator Model. This model is best suited for existing Operators looking to move to a new software platform or those with sufficient operational knowledge wishing to enter the on-line gaming business. Other than existing Operators, potential licencees attracted to this option would include affiliate marketing websites. The Independent Operator generally manages the majority of the services itself, including end-user customer services and e-commerce (such as transaction processing). Marketing including customer acquisition and retention strategies would be entirely the responsibility of the Independent Operator. Under this model, World Gaming generally provides the Gaming Software, hosting services, plus management information systems to establish and monitor the Licensees business.

2. Full Service Model. This model is aimed at non-gaming websites with an existing database of users who are looking for a white label solution. With the Full Service Model, Licensees generally have their own high traffic websites and have substantial databases but do not have the skills or resources to run an on-line gaming operation. Such sites may include large media portals and experienced on-line brands. These Operators would generally perform marketing and customer acquisition and retention themselves, but outsource the remaining functions of the operation to World Gaming.

World Gaming has evolved an operating model over the past two years which focuses on its core skills. It outsources certain other functions to specialist third parties who can provide the standard of service required by the Group and its Licensees more cost effectively. These outsourced services include end user customer service, e-commerce processing for Licensees, customer deposits and withdrawals, risk management and fraud monitoring. These services are still overseen and monitored on the Licensee's behalf by World Gaming. The Group has hosting equipment in a secure leased facility in the licensed gaming jurisdiction of Antigua on whose servers all gaming activity takes place. The Directors believe that hosting Licensee data is critical to maintaining system integrity, enables substantial cost control through maintaining a single site and provides security in the event of default by a Licensee.

Corporate

The Directors believe that the Group's current management has been successful in reorganizing and turning around a business which, despite valuable assets, relationships and market position, had been experiencing severe operational and financial difficulties. The Directors believe that the Group now has strong relationships with its Licensees and suppliers, an attractive product offering and a strong financial and operational base from which to exploit further growth opportunities. The Group has strong cash reserves and a positive cash flow. Accordingly, the Directors will continue to examine business opportunities and potential corporate transactions which they believe will broaden as well as increase revenue streams, enhance shareholder value and reduce risk in the business.

THE GAMING SOFTWARE

The Gaming Software, supplemented in certain cases by integrated third party products, provides a suite of software to allow Licensees to design, operate and manage on-line gaming websites. The full suite covers sports betting, horse racing, casino, virtual games and on-line poker. The Group sublicenses virtual games to enhance its casino offering and also sublicenses an on-line poker product from a supplier who has a specialist product in that area. Each Licensee can individually design elements of the appearance of the front end web site according to their own requirements and integrate this customised front end with the Gaming Software.

The Gaming Software:

   manages customer sign-up, balances and accounts;

   facilitates all of the financial and betting transactions between the Licensee and the customer;

   monitors odds and sports results;

   operates casino games using random number generators;

   records and allocates wins and losses;

   provides management information tools for review of both individual account and aggregate activity;

   provides management information tools for targeted marketing efforts; and

   provides financial reports for calculation and verification of royalty payments.

The Directors believe that the Gaming Software is extremely reliable and it has a proven capacity to operate at high levels of volume and turnover. In the year ended December 2004, the Group processed in excess of $6.2 billion in bets on its proprietary software platform at its hosting facility. The Directors believe that the sports betting component of the Gaming Software is a leader in its field. The horse racing, on-line casino, virtual games and on-line poker components of the Gaming Software are also fully featured and provide a complementary product to sports focused Operators enabling them to provide a full range of gaming and entertainment options to their players. In addition, the Gaming Software offers an integrated player account across all products.

The Gaming Software allows Licensees to monitor and review activity of customers on both an individual and aggregated level. Such reporting monitors relationships with affiliate networks often which are often used to drive traffic to the Licensees' site. Marketing efforts such as use of affiliate networks have become dominant tools in the on-line gaming market. The Directors believe that the Gaming Software's ability to monitor player activity and map trends allows Licensees to maximize the efficiency and effectiveness of their marketing spend.

The Gaming Software also supports a full range of e-commerce transactions and payment types and manages volumes which the Directors believe to be amongst the highest in the on-line sports betting industry. Such transactions can be integrated with a Licensee's existing front end payment systems or managed through outsourced solutions on the Licensee's behalf.

Risk management for the sports betting product is outsourced by World Gaming. The Directors believe that the existing risk management function has yielded higher than average returns on sports betting over a number of sports seasons.

COMPUTER SYSTEMS AND NETWORK

World Gaming's computing systems have been designed to eliminate single points of failure where possible. For example, World Gaming utilizes "high availability" computer servers and duplicate disk subsystems. The network infrastructure is intended to ensure reliable and responsive game play for Licensees and their customers. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which helps protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of the design of the system makes provisioning for additional capacity relatively easy. The network monitoring staff track the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

The internet connection at World Gaming's network facility in Antigua is provided by an international service provider. Each gaming transaction is stored on a database that is replicated for redundancy and backed up daily to prevent data loss.

The Group's hardware and software platform is provided by leading suppliers such as Sun Microsystems and Oracle.

SECURITY MEASURES

While no system is completely secure, the Company has implemented multiple overlapping security measures to help protect against fraudulent and other non-authorised access.

The Company's servers are configured to assume that all communication is from "hostile" sources, soonly specific message types from known game sources are acknowledged. Denial of Service attacks can be alleviated through the business relationships with Global ISPs and the use of specialist hardware that were acquired specifically to defuse such attacks.

RESEARCH AND DEVELOPMENT

The development of the Gaming Software is undertaken by Alea Software Ltd, under the direct control of the joint venture vehicle, Bullen Road LP. Under the terms of the Joint Venture Arrangements all development of the Gaming Software is funded by Sportingbet, which is committed to spending a minimum of $16 million over the minimum term of the Joint Venture Arrangements of 3 years plus twelve months notice. Under the terms of the Joint Venture Arrangements, the Development Plan is agreed by the parties wherein Sportingbet is entitled to direct 70 per cent of Gaming Software development work and World Gaming 30 per cent. Due to the nature of required development for the two parties, thus far the development objectives have been generally congruent and the development has been agreed by mutual consent. The Development Plan has been agreed for the next 12 months and will initially focus on improving the interconnectivity of the Gaming Software and its modularity. If achieved, the Directors believe that this development will provide enhanced marketing opportunities for the Company to sell more successfully to Operators who want to improve individual aspects of their offering. Regular updates to the servers and database occur generally during the off-season (May through August) to accommodate for the substantial increase in betting volumes annually.

INTELLECTUAL PROPERTY

The intellectual property relating to the Gaming Software is owned by Bullen Road LP an exempt limited liability partnership formed in the Cayman Islands of which the Company (through a wholly owned subsidiary) has a 50 per cent membership interest and Sportingbet (through a wholly owned subsidiary) has a 50 per cent membership interest, pursuant to the Joint Venture Arrangements. World Gaming has an unrestricted licence to use, sub-licence and assign its rights to the Gaming Software and the intellectual property underlying it for all of its current business operations and all currently anticipated developments of its business operations. Software that is completed and in development is protected through a combination of non-disclosure and non-competition agreements with employees, restricted and controlled use of third party developers, a check in/check out system for code, and copyright law (though no software is registered).

COMPETITION

The competition for World Gaming's products and services comes from two major sources, these being other Gaming software companies and Operators who are seeking to further license their own software (this is primarily competition in the white label market place). Several of the very largest sports betting Operators have developed their own software, or acquired their software providers, but this option is not usually cost effective for mid size Operators.

There are a number of software and service suppliers to the on-line gaming market. However, the Directors believe that World Gaming maintains a differentiated product, primarily because such competitors are generally more product specific and do not offer the full range of products and services that can be provided by World Gaming.

CURRENT TRADING AND PROSPECTS

Following the reorganisation which established the current Group structure, management team and Joint Venture Arrangements, the Company is trading profitably, generates cash and has significant cash reserves.

The Company has recently recommenced seeking new Licensees and this year restarted its sales function. The Directors have been pleased with the response to these new initiatives and are following up numerous sales leads that have been generated.

World Gaming has recently announced the first significant results of this strategy with two new Licensees having been acquired and an existing Licensee extending its contract to five years.

DIRECTORS

The directors of the Company are:

JAMES GROSSMAN (AGED 65), NON-EXECUTIVE CHAIRMAN

James Grossman, who became Chairman on 11 April 2003, is an attorney with experience in the international business, corporate, and venture capital areas and has an active international commercial arbitration practice. Mr. Grossman was of counsel to Reed Smith Crosby Heafey in San Francisco, California and predecessor entities from January 2000 until August 2003. From 1995 to 1999, he practiced law as a sole practitioner and also acted as a business consultant.

In 1992, Mr. Grossman was appointed by then President George Bush to serve as Chairman of the U.S. Foreign Claims Settlement Commission, where he actively participated in quasi-judicial international arbitration relating to expropriation of property by foreign governments. Mr. Grossman has served as a Special Representative for the United Nations Development Program, focusing on the implications upon certain Balkan nations of sanctions imposed on the then former Yugoslavia.

Mr. Grossman also was the Chief Negotiator for the U.S. in the tariff reduction acceleration round of the US-Canada Free Trade Agreement, which was a precursor to the creation of NAFTA. He obtained his undergraduate degree in International Relations/Political Science/History in 1960 from the University of California at Berkeley, and a J.D. from Harvard University in 1963. Mr. Grossman has also served as a director of Champion Communication Services, Inc., a company based in Houston, Texas, publicly traded on the OTC Bulletin Board and the Canadian Venture Exchange.

DANIEL MORAN (AGED 37), CHIEF EXECUTIVE OFFICER

Daniel Moran, who became Chief Executive Officer of the Company on 11 April 2003, has over 15 years of international business experience, primarily in the technology and Internet sectors. Most recently, he was the Managing Director for Sportingbet Australia, where his duties included strategic planning and automation of the business process, overseeing operations, regulatory compliance, government relations and the management of a 50-person staff.

Prior to joining Sportingbet in March 2000, Mr. Moran was a consultant in Australia, providing advice to companies seeking to organise and become licensed to conduct Internet gaming operations in a regulated market. Mr. Moran received a BSc in (Computing Science) from Macquarie University, Australia and a Post Graduate Diploma in Management from the Macquarie Graduate School of Management, Australia.

DAVID NAISMITH (AGED 31), CHIEF FINANCIAL OFFICER

David Naismith was elected to the Board as Chief Financial Officer of the Company effective 1 August 2003. Mr. Naismith is a qualified chartered accountant with several years experience in Internet gaming, most recently holding a senior finance role with Sportingbet.

Prior to this, Mr. Naismith held regional finance directorships at Sportingbet before assuming responsibility for these finance divisions globally based in London. Having qualified as a chartered accountant in audit with BDO, Mr. Naismith progressed to transaction support predominately for international media groups, many of whom have U.S. based parents, working in both Australia, London and within Europe.

Together with a financial control and reporting background, Mr. Naismith's experience in the on-line gaming industry includes capital raising, acquisitions and global merchant processing in several locations including Costa Rica, United Kingdom, Austria and Australia. Mr. Naismith holds a Bachelor of Commerce in finance from Bond University in Australia and is a member of the Institute of Chartered Accountants, where he was ranked in the top 5 per cent of candidates.

JON MOSS (AGED 51), SALES AND MARKETING DIRECTOR

Jon Moss has 8 years senior management experience in the e-gaming sector. Immediately prior to his appointment at World Gaming, Jon held the position of Business Development Director at WagerLogic Limited, the licensing and services subsidiary of CryptoLogic Inc., one of the industry's leading e-gaming software providers. Jon dealt with brand-name clients to CryptoLogic's casino and poker solutions including Betfair, Littlewoods Gaming, The Ritz Club of London and ukbetting PLC.

Jon has also played a key role in industry lobbying efforts related to the forthcoming UK Gambling Bill and is an experienced speaker at international e-gaming conferences. Prior to joining WagerLogic, Jon was the principal of a leading industry consulting group and a director at Access Systems, who brought the world's first regulated internet casino, Lasseters.com, to market in 1999.

Jon's previous international business experience includes international careers with Unisys and Motorola, heading computer and telecommunications business units in Australia and the United States. Jon holds a BSc Honours Degree in Economics and Psychology and a PostGraduate Degree in Education.

CLARE ROBERTS (AGED 56), NON EXECUTIVE DIRECTOR

Clare Roberts has served as a director of the Company since 18 October 2000 and was Chairman of the Board from 20 November 2002 to 11 April 2003. He is a former Attorney General and Minister of Justice and Legal Affairs of Antigua and Barbuda from 1994 to 1997.

Mr. Roberts has been founder and principal at Roberts & Company, Attorneys at Law, since 1986. He served as a consultant to the government of Antigua from 1986 to 1990 and preceding that, served as Solicitor General for Antigua and Barbuda as well as Parliamentary Counsel. He is a founding member and director of the National Development Foundation of Antigua and Barbuda and Vice President of the Antigua Offshore Association. He is presently a director and chairman of ACB Mortgage and Trust Company Limited, a wholly owned subsidiary of Antigua Commercial Bank, the leading bank in Antigua.

Mr Roberts is president of the Inter American Commission on Human Rights, to which he was elected in May 2001. He has served as a consultant to various government agencies throughout the Caribbean region.

Mr. Roberts received a BA and L.L.B. from the University of West Indies, a Legal Education Certificate from the Caribbean Council of Legal Education, a Diploma in Legislative Drafting from the University of Ottawa in Canada and attended Harvard University for a program of instruction for lawyers in 1995 and 1996.

MICHAEL CUMMING (AGED 64), NON EXECUTIVE DIRECTOR

Michael Cumming has over 35 years of experience in the field of Private Equity. Prior to his retirement in 1996 he was for 14 years the Managing Director of Barclays Private Equity which he expanded from a London base into a company with nine offices worldwide.

He is currently Chairman of Mercia Fund Management, Matrix Venture Fund VCT PLC, Private & Commercial Finance Group PLC and UK Smaller Companies Tracker Trust PLC. He is also a non-executive Director of Graphite Enterprise Trust PLC and Forelle Estates Holdings Limited.

He has degrees from Royal School of Mines, Imperial College, London and the Stanford Graduate School of Business Administration, Palo Alto, California.

THE PLACING

The Company is seeking to raise (pound)2,499,000, conditional upon Admission, by the issue of up to 4,760,000 new Ordinary Shares at the Issue Price pursuant to the Placing.

The Placing Shares will rank pari passu with the existing Ordinary Shares including the right to all dividends and distributions declared made or paid after the date of their issue. The Placing has not been underwritten. The Placing Shares will be issued fully paid. Further details of the Placing Agreement are set out in paragraph 16 of Part IV of this document.

REASONS FOR THE ADMISSION

The Directors are of the view that the quotation of the Company's ADRs on the OTC Bulletin Board has not provided sufficient liquidity for the Company's equity, has led to erratic price movements and does not provide access to sufficient institutional investors to assist the Company in its future growth strategy.

The Directors believe that the admission of the Ordinary Shares to AIM will increase the financial and commercial profile of the business, promote further awareness of World Gaming, provide access to quality institutional investors who it is expected will support the Company's strategy and give the Company currency in any future corporate activity.

USE OF FUNDS

The proceeds of the Placing receivable by the Company are expected to be (pound)2,499,000 which will be used to pay the expenses of Admission and the Placing, for additional working capital, and to provide resources for World Gaming to pursue strategic opportunities, including potential acquisitions.

LOCK-INS AND ORDERLY MARKET ARRANGEMENTS

On Admission, the existing Directors of World Gaming will own in aggregate 20,002 Ordinary Shares, representing approximately 0.039 per cent of the then issued share capital of the Company. Each of the Directors has undertaken to the Company and Daniel Stewart that, save in certain limited circumstances, they will not dispose of any interest in any Ordinary Shares held by them (and will use their reasonable endeavours to procure that any connected person within the meaning of the Act does not dispose of their interests in Ordinary Shares) for a period of twelve months from Admission other than with the prior written consent of Daniel Stewart and for a further twelve months, only after having consulted Daniel Stewart, or the Company's then broker and nominated adviser, so as to ensure the maintenance of an orderly market in the Ordinary Shares.

DIVIDEND POLICY

The Directors intend to commence the payment of dividends only when it becomes commercially prudent and strategically appropriate to do so, having regard to the availability of the Company's distributable reserves, the retention of funds required to fund the Group's working capital, its growth plans and its ongoing research and development programmes.

SHARE OPTION SCHEME

The Directors believe that the Group's success is highly dependent on the quality of its employees. To assist in the recruitment, retention and motivation of employees, an important part of the future remuneration strategy has been and continues to be the ability to award equity incentives and, in particular, share options to employees.

The Company's 2001 Share Option Plan provides that eligible persons may acquire options ("Options") to purchase ordinary shares or ADRs. The Board serves as the Share Option Committee. The current Share Option Plan was adopted by the Board on 17 May 2001 and approved by the shareholders on 17 May 2001.

There are a total of 10,488,433 outstanding Options at of 31 March 2005 which may be exercised as Ordinary Shares or ADRs. The maximum number of Shares with respect to which Options may be granted under the 2001 Plan is 15,000,000. If any Option shall lapse or shall be cancelled, then the Shares represented by such Option shall become available for issuance of new Options. All employees, officers, directors and other persons who provide services to the Company or any of its subsidiaries, as determined by the Board, are eligible to participate in the Share Option Plan.

Options granted to employees, officers or directors now normally vest only at the end of a 2 year period from the date of the grant.

CORPORATE GOVERNANCE

The Board recognises the importance of sound corporate governance and the Directors intend to ensure that, following Admission, the Company adopts policies and procedures which reflect the Principles of Good Governance and Code of Best Practice as published by the Committee on Corporate Governance (commonly, known as "the Combined Code") as are appropriate to the Company's size on Admission.

The Company has an Audit Committee and will establish, conditional on Admission, a Remuneration Committee with formally delegated duties and responsibilities. The Audit Committee consists of Messrs. Cumming, Grossman, and Roberts. The Audit Committee receives and reviews reports from management and the Group's auditors relating to the interim and annual accounts and the accounting and internal control systems in use throughout the Group. The Audit Committee will have unrestricted access to the Group's auditors.

The Remuneration Committee will consist of Messrs. Cumming, Grossman, and Roberts and will review the scale and structure of the executive directors' and senior employees' remuneration and the terms of their service or employment contracts, including share option scheme and other bonus arrangements. The remuneration and terms and conditions of the non-executive directors will be set by the entire Board.

The Directors intend to comply with Rule 19 of the AIM Rules relating to directors' dealings as applicable to AIM companies and will also take all reasonable steps to ensure compliance by the Group's applicable employees.

SETTLEMENT

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by written instrument. The Articles of Association of the Company provide for the Directors to implement procedures that will permit the holding of Ordinary Shares under the CREST system. The Company has applied for the Ordinary Shares to be admitted to CREST and it is expected that they will be so admitted and accordingly enabled for settlement in CREST, as soon as practicable after Admission. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. Subscribers for Placing Shares under the Placing and the Offer for Subscription may, however, elect to receive their Ordinary Shares in uncertificated form if, but only if, that person is a "system member" as defined in The Regulations in relation to CREST. Further information is set out in the placing letters issued in connection with the Placing. It is expected that share certificates, for those that wish to receive them, will be posted to persons who subscribe for Placing Shares.

The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. The OTC Bulletin Board is a quotation medium for subscribing members, not an issuer listing service. Securities quoted on the OTC Bulletin Board are traded by a community of market makers that enter quotes and trade reports through a closed computer network. Companies whose securities are quoted on the OTC Bulletin Board do not have any filing or reporting requirements with the Nasdaq Stock Market, Inc. of the NASD.

TAXATION

Further information regarding UK taxation in relation to the Ordinary Shares and Admission is set out in paragraph 13 of Part IV of this Document.

If you are in any doubt about your tax position you should consult your own independent financial adviser immediately.

FURTHER INFORMATION

Your attention is drawn to the information set out in Parts I, III and IV of this document. There is contained in Part III of this document financial information for the period ending 31 December 2004.

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                                     PART II
                                  RISK FACTORS

IN ADDITION TO THE OTHER RELEVANT INFORMATION SET OUT IN THIS DOCUMENT, THE FOLLOWING SPECIFIC FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING WHETHER TO MAKE AN INVESTMENT IN THE COMPANY. THE INVESTMENT OFFERED IN THIS DOCUMENT MAY NOT BE SUITABLE FOR ALL OF ITS RECIPIENTS. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT A PERSON AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 WHO SPECIALISES IN ADVISING ON THE ACQUISITION OF SHARES AND OTHER SECURITIES.

AIM

Potential investors should be aware that the value of shares can go down as well as up and that an investment in a share which is to be traded on AIM may be less realisable and may carry a higher degree of risk than an investment in a share quoted on the Official List. The price which investors may realise for their holding of Ordinary Shares, and when they are able to do so, may be influenced by a large number of factors, some of which are specific to the Group and others of which are extraneous. It may be difficult for an investor to sell his or her Ordinary Shares and he or she may receive less than the amount paid by him or her for them. The Ordinary Shares may not be suitable for short-term investment.

DEPENDENCE ON CERTAIN LARGE CUSTOMERS

The Group relies on its two largest Licensees for the majority of its consolidated revenues. The loss of either of these Licensees would materially and adversely affect the Company's business, financial condition, results of operations and cash flow.

SEASONALITY OF BUSINESS

Because of the current mix of the Group's products and services, its revenues from Licensees decrease significantly during those periods of the year when US winter sports, including American professional and college football, are not being played. This substantially reduces the Group's operating cash flow and could make it difficult to meet its commitments. The Group is addressing this risk through the development and licensing of non-event reliant gaming products and broadening its customer base. However, there is no guarantee that the gaming market in which the Group operates will continue to respond favorably to these new products.

POTENTIAL REQUIREMENT FOR ADDITIONAL FUNDING

World Gaming currently has sufficient capital to meet its planned development objectives and significant positive cashflow. Should these development objectives change significantly or current revenue streams decline materially, the Group may require additional financing. There can be no assurance that any such capital or additional financing will be available on terms acceptable to the Company, or at all. Any such additional financing, if available, could result in further dilution of the equity interests of existing shareholders.

PRIOR MANAGEMENT ISSUES

Between 2001 and 2003 there was significant turnover amongst the directors and senior managers of the Group, including the appointment of six successive Chief Executives. Such senior management turnover may affect the Group's operations and relationships with its customers and Licensees. While the Directors believe otherwise, there is a risk that the Group could continue to experience senior management turnover and would not be able to attract and keep the experienced senior personnel necessary for its stability and development. Additionally, actions by prior management before 2000 resulted in certain legal proceedings, now resolved, against the Company which, on occasions, may impact the perception of the Company within its industry.

THE INTERNET GAMING INDUSTRY MAY BE SENSITIVE TO ECONOMIC CONDITIONS

The internet gaming industry is relatively new and there is insufficient history for the Group to predict the impact that changes in economic conditions will have on the business of the Group over an extended period of time. Although it is likely that a downturn in the economy of a particular country may have a negative impact on the Group's revenues, the extent of such impact is uncertain.

LEGISLATION

The Licensees of the Company's software products, and the Company itself, are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our Licensees, there is uncertainty regarding exactly which governments have jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results and financial condition. There is a risk that criminal and civil proceedings could be initiated in various jurisdictions against the Company's Licensees, or, less likely, even the Company, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the Licensee or the Company. Such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition. In addition, as electronic commerce develops further, it may generally be the subject of government regulation including taxation which could impact the Company's financial position. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain Internet gambling. Whilst legislation has been introduced in both houses of Congress in recent years, no Internet gambling bills have been introduced in the current session of Congress, and thus there are no bills pending. There is no way of knowing if and when such a bill might be introduced, and the Company continues to monitor this situation since the passage of this legislation could have a substantial impact on the business of the Company's Licensees and ultimately the Company. If Internet gambling prohibition legislation is introduced and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to the company's continued operations.

In March 2004, the World Trade Organization held in favor of Antigua and Barbuda and against the United States of America with regard to unlawful trade restrictions relating to Internet gaming. In April 2005 the US appeal to this ruling was heard, but it is too early to determine what, if any, influence this may have on United States led legislation.

The Gambling Bill was introduced to the English Parliament on 18 October 2004. As of 7 April 2005, the bill had passed through the House of Lords and was expected to be passed into law before Parliament's dissolution on 11 April 2005. If and when brought into force, the bill will introduce a new regulatory environment for gambling in the UK, and establishes a new Gambling Commission with extensive investigative and punitive powers. It also includes specific provisions relating to "Remote gambling", which includes gambling over the internet, telephone, television, radio or any other kind of communication technology. Any operator of a remote gambling system must obtain a remote operating licence. However, there is no regulation or requirement for a remote gambling licence where an operator does not use any remote gambling equipment (such as its server hardware) in the UK, even if the facilities are partly or wholly used in the UK.

As none of the Group's on-line gaming operations are currently run out of the UK, the proposed new licensing system will therefore not apply to the Company based on its current operations. However, should the Group in future decide to conduct any operations from the UK, these provisions would become relevant and a remote operating licence would be required.

COMPETITION

The Internet gaming industry involves rapid technological change and is characterized by intense and substantial competition. Some of the Group's competitors are well established, substantially larger and have substantially greater resources than the Group. It is also likely that other competitors offering gaming software technology will emerge in the future.

COPING WITH VOLUME OF USAGE INCREASES

The performance of the Group's on-line services is critical to its reputation and to achieving market acceptance. Although in recent years the Group's systems have proved robust in processing very large volumes of transactions, an increase in the volume of usage of on-line services could strain the capacity of the software or the hardware employed, which could lead to slower response time or system failures, thereby adversely affecting World Gaming's revenues.

Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of the Group's on-line services provided to its Licensees could result in decreased usage of its services and, if sustained or repeated, could reduce the attractiveness of the Company's on-line services to its clients.

ONLINE SECURITY RISKS

Despite the implementation of security measures by the Group, its network may be vulnerable to unauthorized access, computer viruses, denial of service attacks and other disruptive problems. A party that is able to circumvent security measures could misappropriate proprietary information or, perhaps, most critically, cause interruptions in the Group's operations.

The Group may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by such breaches. There can be no assurance that any measures implemented will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to clients accessing our Licencees or web sites.

SYSTEM FAILURE

Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failure. Users of the Gaming Software may experience difficulties accessing the websites due to system failures or delays in accessing the Company's Systems.

U.S. CREDIT CARDS

The Group derives most of its revenues from the revenues of its Licensees, which are directly dependent on the amounts of funds deposited by their customers. A substantial portion of these deposits are made by credit cards. Many U.S. issuing banks of major credit cards (i.e., Visa and MasterCard) have announced that they may decline authorization to U.S. persons who try to use their credit cards for on-line gaming.

Non-U.S. banks processing on-line gaming transactions can become targets of U.S. criminal proceedings under the Patriot Act. The jurisdiction of the United States, under the Patriot Act, now extends to all non-U.S. banks that have correspondent accounts in the United States. The United States can freeze the non-U.S. bank's U.S. correspondent account, if that bank is processing U.S. gaming transactions or holding operating funds or the profits of an operator accepting U.S. wagers, because the U.S. Department of Justice currently views all offshore gaming funds as tainted, and all offshore gaming as illegal. This creates a serious disincentive to the banks to process on-line gaming transactions and adversely impacts the revenues of the Group's Licensees.

THE MARKET FOR INTERNET SERVICES IS IN A STATE OF RAPID TECHNOLOGICAL CHANGE

The market for Internet services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Group to effectively use leading technologies, continue to develop the Group's technological expertise, enhance its current services and continue to improve the performance, features and reliability of software. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures to modify or adapt the Group's software.

INTELLECTUAL PROPERTY PROTECTION

The Group regards its proprietary software, trade secrets and similar intellectual property as critical to its success. In that context, the Group relies on a combination of copyright laws, trade secret protection, confidentiality and non-disclosure agreements and other contractual provisions.

There is no guarantee that these efforts will be adequate, or that third parties will not infringe upon or misappropriate the Group's proprietary rights. In addition, although the Group has copyright protection, enforcement is limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of its web sites. The Group may also be sued for claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others.

THE GROUP MAY BE HELD LIABLE FOR THE CONTENT OF WEB SITES FOR WHICH IT PROVIDES CONTENT OR HOSTING

As a supplier of some Internet content and a host to other content suppliers, it is conceivable the Group could face potential liability for negligence, copyright, patent, or trademark infringement, defamation, indecency, disparagement and other claims based on the nature and content of the materials that the Group or its Licensee transmits.

TAX

The Group may be subject to tax in a number of jurisdictions, including jurisdictions in which the Company's subsidiaries are incorporated, or have a branch or agency or permanent establishment or office. The Group may also be subject to tax in jurisdictions where any of its servers or ISPs or computers or customers or Licensees are situated or operate from. Most laws relating to taxation in most jurisdictions pre-date or are not drafted with the potential of their applying to cross-jurisdictional Internet businesses. Consequently, there is uncertainty as to the jurisdictions in which the Company's subsidiaries could be subject to tax, the extent to which they could be so subject to tax, and what their overall tax liability in respect of any income, profit or gain could be. Subsequent to the filing date in some jurisdictions, the Group has completed certain material transactions. There can be no guarantee that these transactions will not give rise to further tax obligations. In late 2004 and early 2005, the Company engaged in certain transactions involving both unrelated entities (including its business venture with Sportingbet) and internal restructuring of various entities within the Group. The Group may undertake additional restructuring transactions in the near future. These transactions resulted (or will result) in the transfer of assets and liabilities outside the Group and shifted (or will shift) the ownership of assets and business operations among companies within the Group. While the Company has worked with its tax advisors to achieve a favorable tax outcome for these transactions, the tax authorities of various jurisdictions may take a different view resulting in certain material negative consequences for the Company and members of the Group.

ADDITIONAL INFORMATION

Your attention is drawn to the information contained in the rest of this document.

                                    PART III
                       ACCOUNTANT'S REPORT ON THE COMPANY

                                                               Kingston Smith
                                                           Chartered Accountants
The Directors
World Gaming Plc
Minerva House
5 Montague House
London SE1 9BB

The Directors
Daniel Stewart & Company plc 48
Bishopsgate
London EC2N 4AJ
                                                                     12 May 2005

Dear Sirs

                                WORLD GAMING PLC

We report on the financial information set out in this Part III of the Prospectus of World Gaming Plc ("World Gaming") dated 12 May 2005 ("the Prospectus"). This financial information has been prepared for inclusion in the Prospectus.

BASIS OF PREPARATION

The financial information set out in Part III of the Prospectus is based on the audited financial statements of World Gaming Plc for the period from 1 January 2002 to 31 December 2004. It has been prepared on the basis set out below, to which no adjustments were considered necessary.

RESPONSIBILITY

Such financial statements are the responsibility of the directors of World Gaming Plc who approved their issue.

The directors of World Gaming are responsible for the contents of the Prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report out opinion to you.

BASIS OF OPINION

We conducted our work in accordance with the Statement of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audits of the financial statements for the two years ended 31st December 2004, and that recorded by Baker Tilley, who audited the financial statements for the year ended 31st December 2002. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

OPINION

In our opinion the financial information gives, for the purpose of the Prospectus dated 12 May 2005, a true and fair view of the state of affairs of World Gaming at the dates shown and of its results for the periods then ended.

CONSENT

We consent to the inclusion in the Prospectus of this report and accept responsibility for this report for the purposes of paragraph 45(2)(b)(iii) of
Schedule 1 to the Public Offers of Securities Regulations 1995.

Yours faithfully

KINGSTON SMITH
Chartered Accountants and Registered Auditors

60 Goswell Road London
EC1M 7AD

GROUP PROFIT AND LOSS ACCOUNT

For the years ended 31 December

                                                                                2004          2003          2002
                                                               Notes           $'000         $'000         $'000
TURNOVER                                                           1          16,288        17,698        16,777
Cost of sales                                                                  1,871         2,150         1,704
                                                                              ------        ------        ------
Gross profit                                                                  14,417        15,548        15,073
Other operating expenses (net)                                                 9,337        13,218        20,336
                                                                              ------        ------        ------
OPERATING PROFIT BEFORE INTEREST AND SIMILAR INCOME                            5,080         2,330        (5,263)
Investment income                                                  2             111           147            92
Interest payable                                                   3              (8)         (203)         (147)
Exceptional item - Gain on Lease settlements                       5              --           834            --
                 - Gain on Disposal                                5          12,187            --            --
                                                                              ------        ------        ------
PROFIT ON ORDINARY ACTIVITIES AFTER EXCEPTIONAL
ITEMS AND BEFORE TAXATION                                          4          17,370         3,108        (5,318)
Taxation                                                           7              --            --            --
                                                                              ------        ------        ------
PROFIT/(LOSS) FOR THE FINANCIAL YEAR                              17          17,370         3,108        (5,318)
                                                                              ======        ======        ======

BASIC PROFIT/(LOSS) PER SHARE                                      8            0.38          0.07         (0.16)
BASIC PROFIT PER SHARE Excluding Non-Voting                        8            0.53          0.07            --
DILUTED PROFIT/(LOSS)PER SHARE                                     8            0.34          0.05         (0.05)
DILUTED PROFIT PER SHARE Excluding Non-Voting                      8            0.46          0.05            --

The operating profit for the year arises from the company's continuing operations.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                                                                2004          2003          2002
                                                               Notes           $'000         $'000         $'000

Profit/(Loss) for the financial period                                        17,370         3,108        (5,318)
Currency translation difference on foreign
currency net investment                                                          168          (385)          (85)
                                                                              ------        ------        ------
Total recognised gains relating to the year                                   17,538         2,723        (5,403)
                                                                              ======        ======        ======

GROUP BALANCE SHEET

As at 31 December

                                                                                            Group
                                                                                2004          2003          2002
                                                               Notes           $'000         $'000         $'000
FIXED ASSETS
Tangible assets                                                    9           1,419         1,854         2,931
                                                                              ------        ------        ------
                                                                               1,419         1,854         2,391
                                                                              ------        ------        ------
CURRENT ASSETS
Debtors                                                           12          14,016         8,080         4,524
Cash at bank and in hand                                                       7,944         2,896           922
                                                                              ------        ------        ------
                                                                              21,960        10,976         5,446

CREDITORS: Amounts falling due within one year                    13          (7,094)      (11,102)       (9,827)
                                                                              ------        ------        ------
NET CURRENT ASSETS/(LIABILITIES)                                              14,609          (126)       (4,381)
                                                                              ------        ------        ------
TOTAL ASSETS LESS CURRENT LIABILITIES                                         16,028         1,728        (1,450)
CREDITORS (including convertible debt): Amounts
falling due after more than one year                              14              --          (900)         (895)
PROVISIONS FOR LIABILITIES AND CHARGES                            15            (257)           --        (1,200)
                                                                              ------        ------        ------
NET ASSETS/(LIABILITIES)                                                      16,028           828        (3,545)
                                                                              ======        ======        ======

CAPITAL AND RESERVES
Called up share capital                                           16             134           133            97
Share Premium Account                                             17           1,675         1,614            --
Deferred Compensation Reserve                                     17             567           567           567
Merger Reserve                                                    17          23,528        23,528        23,528
Profit and loss account                                           17          (9,876)      (25,014)      (27,737)
                                                                              ------        ------        ------
SHAREHOLDERS' FUNDS (including non-equity interests)                          16,028          828        (3,545)
                                                                              ======        ======        ======

GROUP CASH FLOW STATEMENT

For the years ended 31 December 2004

                                                                                2004          2003          2002
                                                               Notes           $'000         $'000         $'000
Net Cash inflow/(outflow) from operating activities              18a           6,374         2,667        (1,203)
Returns on investments and servicing of finance                  18b             103           778           (55)
Capital expenditure and financial investment                     18b          (1,065)           28        (1,165)
Sportingbet Agreement                                                          2,032            --            --
                                                                              ------        ------        ------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING                                         7,444         3,473        (2,423)
Financing                                                        18b          (2,181)       (1,261)        1,845
                                                                              ------        ------        ------
NET INCREASE/(DECREASE) IN CASH                                                5,263         2,212          (578)
                                                                              ======        ======        ======

RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN NET FUNDS
                                                                                2004          2003          2002
                                                                               $'000         $'000         $'000

Increase/(decrease) in cash for the year                                       5,263         2,212          (578)
Cash outflow/(inflow) from decrease /(increase) in debt                        2,243         1,861        (2,676)
                                                                              ------        ------        ------
Decrease/(increase) in net debt resulting from cash flows                      7,506         4,073        (3,254)
New Finance leases                                                                --        (1,002)         (875)
Currency translation differences                                                (189)         (267)          (85)
Non-cash movements                                                               900            --            --
                                                                              ------        ------        ------
                                                                               8,217         2,804        (4,214)
Net (debt)/funds at 1 January                                                   (287)       (3,091)        1,123
                                                                              ------        ------        ------
NET FUNDS/(DEBT) AT 31 DECEMBER                                                7,930          (287)       (3,091)
                                                                              ======        ======        ======

NOTES TO THE FINANCIAL STATEMENT

for the three years ended 31 December 2004

BASIS OF PREPARATION

The financial statements are prepared in accordance with applicable United Kingdom accounting standards and under the historical cost convention.

The group financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain respects from the generally accepted principles in the United States (US
GAAP). See note 26 for the summary of the effect of differences between the United Kingdom and United States GAAP.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the year end and the turnover and expenses of the accounting year. Actual results could differ from those estimates.

A summary of significant accounting policies is set out below:

BASIS OF CONSOLIDATION

The Company was incorporated on 17 October 2000 and was dormant until 25 May 2001 when it was merged with Starnet Communications International Inc., the holding company of the Starnet group of trading subsidiaries.

The group financial statements consolidate the accounts of the parent company and all of its subsidiaries for the year. World Gaming Plc did not acquire any subsidiaries or quasi subsidiaries during the year. The financial statements of all group companies are made up to 31 December each year.

TURNOVER AND INCOME RECOGNITION

Turnover comprises sales to third parties net of trade discounts and of sales taxes. Initial license fees of gaming software are recognised as revenue upon the completion of the license sale transactions. Before the revenues are recognised, deposits from licensees are recorded as deferred revenue. Gaming and monthly licensing royalty revenues and other fees are recognised over the period services are provided. Revenues from the resale of Antigua Government issued gaming licenses are recognised when collection is reasonably assured.

RESEARCH AND DEVELOPMENT

Development expenditure is carried forward only when its future recoverability can be foreseen with reasonable assurance and is amortised in line with sales from the related product. All research and other development costs are expensed to the profit and loss account as incurred.

TANGIBLE FIXED ASSETS

Fixed assets are stated at historical cost less depreciation.

Depreciation or amortisation is provided on all tangible fixed assets, using the straight-line method over the estimated useful life of the assets at the following rates:

Computer hardware       3 years
Computer software       3 years
Fixtures and fittings   3 years
Motor Vehicles          4 years
Domain Name             5 years

Leasehold improvements are depreciated over the term of the related lease using the straight-line method.

FOREIGN CURRENCIES

The financial statements are prepared in US Dollars.

Assets and liabilities denominated in foreign currencies are translated into dollars at the rate of exchange ruling at the balance sheet date. Average rates of exchange ruling during the year are used to translate into dollars the profit and loss accounts of overseas subsidiaries prepared in their local currency. Any exchange differences arising are dealt with through the profit and loss account.

Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiaries to the rate ruling at the year end together with the differences between profit and loss accounts translated at average rates and year end rates are dealt with as movements in group reserves.

Long term financing of overseas subsidiaries intended to be, for all practical purposes, as permanent as equity is treated as part of the investing company's net investment and exchange differences arising are dealt with through reserves.

DEFERRED TAXATION

Deferred tax is recognised in respect of all timing differences that have originated but not been reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements. Deferred tax is recognised in the Statement of Total Recognised Gains and Losses on revaluations where at the balance sheet date there is an agreement to sell the asset. Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets are regarded as recoverable to the extent that on all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

LEASED ASSETS AND OBLIGATIONS

Where assets are financed by leasing agreements that give rights approximating to ownership ("finance leases"), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as obligations to the lessor.

Lease payments are treated as consisting of capital and interest elements, and the interest is charged to the profit and loss account in proportion to the remaining balance outstanding.

All other leases are "operating leases" and the annual rentals are charged to profit and loss on a straight line basis over the lease term.

Rent free periods or other incentives received for entering into a lease are accounted for over the period of the lease so as to spread the benefit received over the lease term.

PROVISIONS FOR LIABILITIES AND CHARGES

Where the group has entered upon litigation, either as claimant or respondent, a provision is made, based upon legal advice, of the likely third party costs of handling such claims, and where appropriate, of settling any liability arising therefrom. Potential receipts from litigation are only recognised once received.

DEFERRED COMPENSATION RESERVE

The group provides for deferred compensation in respect of members of the Board of Directors who were granted options at exercise prices which are below market value at the time the options are granted.

1. TURNOVER AND PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

World Gaming Plc is a holding company. The Company's trading subsidiaries develop, operate and market proprietary software that is currently being used for on-line gaming. The Group's revenues are earned from licensing fees, service fees and royalties from licensees located outside North America. The Group's business is internet based and in the opinion of the Directors any geographical analysis would not be meaningful.

The group's turnover and results before taxation were all derived from its principal activity.

2. INVESTMENT INCOME
                                                                  Year ended        Year ended       Year ended
                                                                 31 December       31 December      31 December
                                                                        2004              2003             2002
                                                                       $'000             $'000            $'000
Other interest receivable                                                111               147               92
                                                                       -----             -----            -----
                                                                         111               147               92
                                                                       =====             =====            =====

3. INTEREST PAYABLE
                                                                  Year ended        Year ended       Year ended
                                                                 31 December       31 December      31 December
                                                                        2004              2003             2002
                                                                       $'000             $'000            $'000
Finance leases                                                             8               203              147
                                                                       -----             -----            -----
                                                                           8               203              147
                                                                       =====             =====            =====

4. PROFIT/(LOSS) ON ORDINARY ACTIVITIES
                                                                  Year ended        Year ended       Year ended
                                                                 31 December       31 December      31 December
                                                                        2004              2003             2002
                                                                       $'000             $'000            $'000
Profit/(loss) on ordinary activities before taxation
is stated after charging:
Depreciation and amounts written off tangible
fixed assets:
  Charge for the year
    owned assets                                                         951             1,322            2,540
    leased assets                                                        469               611              628
Loss on disposals                                                        201                --               74
Exchange losses                                                           25                19               17
Operating lease rentals:
  Other operating leases                                                 295               362              435
Auditors' remuneration
  Group                                                                  125                97              105
  Parent                                                                  30                30                5
Research and Development expenditure                                   2,745             3,511            3,169

During the year ended 31 December 2004 the group wrote off $nil (2003: $344,000, 2002: $3,220,000) in provisions against unrecoverable transaction processing costs, uncollectible royalty fees and irrecoverable casino losses from unsuccessful licensees.

5. EXCEPTIONAL ITEMS

Joint Venture Arrangements, effective 1 October 2004, were entered into on 12 October 2004 between the Company and Sportingbet. The principle terms of the arrangements are as follows:

   The ownership of the IP of the Gaming Software was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited and Sportingbet;

   In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of 12 October 2004 and 1 March 2005 and the balance of $4 million is payable on or before 1 November 2005). In addition, the economic value of Sportingbet's then 29.6 per cent shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the Ordinary Shares then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;

   Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

   During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea's costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

   The Company retains the right to determine 30 per cent of the development time on the Gaming Software;

   The Company has a worldwide royalty free licence allowing it to continue to use and sublicence the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5 per cent royalty only on those revenues to Sportingbet;

   Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of five per cent are due from Sportingbet in the event that they licence the Gaming Software to any new licencees;

   Sportingbet pays its proportion of the hosting costs on the Company's systems and IT services at cost 10 per cent;

   The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

   On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration if the Company sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign of all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party.

The gain arising from the transaction has been calculated after charging associated costs as follows:

Consideration                                                            13,300
Legal & Professional Costs                                               (1,043)
Loss on Disposal of fixed assets                                            (70)
                                                                         ------
                                                                         12,187
                                                                         ======

The additional $3 million payable to the Company upon termination of the agreements by Sportingbet has not been included in these financial statements.

During the year ended 31 December 2003, the group was able to negotiate certain settlements with its lease creditors which enabled the group to record gains of U.S.$834,000 in interest and capital amounts that were waived by the lease creditors for full settlement.

6. EMPLOYEES

                                                                  Year ended        Year ended       Year ended
                                                                 31 December       31 December      31 December
                                                                        2004              2003             2002
The average monthly number of persons
(including Directors) employed by the company
during the year was:
  Development - North America                                             34                40               48
  Operations - Caribbean                                                  20                51               61
  Corporate - U.K.                                                        --                 1                6
                                                                       -----             -----            -----
                                                                          54                92              115
                                                                       =====             =====            =====
Staff costs for above persons:
  Wages and salaries                                                   4,289             6,021            4,889
  Social security costs                                                  139               105              182
                                                                       -----             -----            -----
                                                                       4,428             6,126            5,071
                                                                       =====             =====            =====

DIRECTORS' REMUNERATION
                                                                  Year ended        Year ended       Year ended
                                                                 31 December       31 December      31 December
                                                                        2004              2003             2002
                                                                       $'000             $'000            $'000
Emoluments                                                               579               515              275
Benefits in kind                                                         142               119               33
Compensation payment                                                      37               200               --
Bonuses                                                                  487               180               --
                                                                       -----             -----            -----
Total emoluments                                                       1,245             1,014              308
                                                                       =====             =====            =====

There are no benefits accruing under pension schemes to any Director.

Directors emoluments disclosed above include the following payments:

                                                                              Highest Paid Director
                                                                  Year ended        Year ended       Year ended
                                                                 31 December       31 December      31 December
                                                                        2004              2003             2002
Emoluments                                                               469               284              208
                                                                       =====             =====            =====

7. TAXATION

There is no tax charge for the year because of the anticipated availability of tax losses brought forward from prior periods (2003 &2002 - $Nil). Factors affecting the tax position for the year were:

                                                                  Year ended        Year ended       Year ended
                                                                 31 December       31 December      31 December
                                                                        2004              2003             2002
                                                                       $'000             $'000            $'000
Profit/(Loss) on ordinary activities before tax                       17,370             3,108           (5,318)
                                                                      ------             -----           ------
Profit/(Loss) on ordinary activities multiplied by
standard rate of 30% (2003: 30%, 2002: 30%)                            5,211               932           (1,595)
Expenses not deductible for tax purposes                                  --                --                1
Tax losses (brought forward) / carried forward                        (5,211)             (932)           1,594
                                                                      ------             -----           ------
Current tax charge for period                                             --                --               --
                                                                      ======             =====           ======

The Company's operations located in Canada are subject to tax to the extent that income is generated in that country. Losses in the previous years relate to development activities to the extent that costs for such activities exceed the recovery received from charging other relevant Group Companies for its services. The Company's holding Company operations in the United Kingdom has losses relating to the costs it incurs consisting primarily of general administrative costs. There are significant taxation losses available to the Group. Utilisation of these losses is contingent upon agreement with the relevant tax authorities. A deferred tax asset for the benefit of future tax losses has not been included in these financial statements because of the uncertainty of the amount of losses available and when they will be utilised.

The Company's operations located in Antigua operate under the offshore gaming laws of Antigua and Barbuda and therefore enjoy a 50 year tax holiday, apart from an annual gaming licensing fee of US $85,000 (2003: $75,000, 2002:
$75,000).

8. EARNINGS PER SHARE

The calculation of the basic earning per ordinary share is based on a weighted average of 45,981,407 (2003: 42,932,416, 2002: 34,193,181) ordinary shares in issue and a profit on ordinary activities after taxation of US$17,370,000 (2003:
$3,108,000 loss, 2002: US$5,318,000 loss).

The calculation of the diluted earnings per share for the current year uses the same earnings figure and the diluted weighted average number of ordinary shares of 50,890,157 (2003: 56,402,085, 2002: 34,193,181). The number of shares includes ordinary shares issued and potential ordinary shares from options granted and rights to convert loans into ordinary shares. The potential ordinary shares include any "in the money" option shares which are those shares where the grant price was below the average share price of the Company's issued ordinary shares in the year.

Earnings per ordinary shares after exceptional items is calculated on profit of $5,183,000 (2003: $2,274,000). The weighted average number of ordinary shares used in the calculations are unchanged from those used in the other basic and diluted earnings figures.

Earnings per share excluding shares with no voting or economic rights refers to the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the transaction with Sportingbet PLC and may be repurchased by the Company for $1 when the Company has sufficient retained earnings to do so (see note 5).

9. TANGIBLE FIXED ASSETS

GROUP

                                              Computer      Leasehold                     Software
                                            Hardware &   Improvements         Motor       & Domain
                                             Equipment     & Fixtures      Vehicles          Names         Total
                                                 $'000          $'000         $'000          $'000         $'000
COST
At 1 January 2002                                7,111            907           114          2,431        10,563
Additions                                        1,549             52            --            501         2,102
Disposals                                           --           (118)                         (68)         (186)
Exchange differences                               (15)            13            --              8             6
                                                ------           ----           ---         ------        ------
1 January 2003                                   8,645            854           114          2,872
Additions                                          127              9            66            874         1,076
Disposals                                         (102)            --            --             --          (102)
Exchange differences                                (8)            --            --            (41)          (49)
                                                ------           ----           ---         ------        ------
1 January 2004                                   8,662            863           180          3,705        13,410
Additions                                          692             49            --            324         1,065
Disposals                                       (6,102)          (967)         (106)        (2,364)       (9,539)
Exchange differences                               259            164             1            305           729
                                                ------           ----           ---         ------        ------
31 December 2004                                 3,511            109            75          1,970         5,665
                                                ======           ====           ===         ======        ======

DEPRECIATION
1 January 2002                                   4,429            387            61          1,553         6,430
Charged in the year                              2,175            218            25            750         3,168
Disposals                                           --            (44)           --             --           (44)
Exchange differences                                 9            (13)           --              4            --
                                                ------           ----           ---         ------        ------
1 January 2003                                   6,613            548            86          2,307         9,554
Charged in the year                              1,371            147            25            390         1,933
Exchange differences                                58             --            --             11            69
                                                ------           ----           ---         ------        ------
1 January 2004                                   8,042            695           111          2,708        11,556
Charged in the year                                772            164            31            453         1,420
Disposals                                       (6,105)          (920)          (75)        (2,088)       (9,188)
Exchange differences                              (233)          (129)           --             96           458
                                                ------           ----           ---         ------        ------
31 December 2004                                 2,942             68            67          1,169         4,246
                                                ------           ----           ---         ------        ------
Net book value
31 December 2004                                   569             41             8            801         1,419
                                                ======           ====           ===         ======        ======
31 December 2003                                   620            168            69            997         1,854
                                                ======           ====           ===         ======        ======
31 December 2002                                 2,032            306            28            565         2,931
                                                ======           ====           ===         ======        ======

The net book values of Computer Hardware & Equipment, Leasehold Improvements & Fixtures, Motor Vehicles, and Software & Domain Names include $Nil respectively (2003 - $1,324,000, 2002 - $778,000) in respect of assets held under finance leases.

Assets costing $975,000 with accumulated depreciation of $830,000 were disposed of in the year ended 31 December 2004 under the Sportingbet transaction at Note
5. Other asset disposals relate mainly to recognition at fully depreciated assets retired from use in the year.

10. INVESTMENTS IN SUBSIDIARIES

The principal subsidiary companies were as follows:

Subsidiary                         Principal Activity    Type of Shares     Percentage                Country of
                                                                   Held         Owned              Incorporation
WG International Ltd               Holding
                                   Company                     Ordinary           100%           England & Wales
LVA Holdings (formerly             Holding                     Ordinary           100%                    U.S.A.
Starnet Communications             Company
Internatio nal Inc) (1)
Interactive Services Inc.          Licensing of                Ordinary           100%                   Antigua
                                   Internet Gaming
                                   Systems
WG Interactive Inc.                Systems                     Ordinary           100%                    Canada
                                   Administration
World Gaming Europe Ltd(1)         Dormant                     Ordinary           100%           England & Wales
SSII Ltd (formerly Starnet         Licensing of                Ordinary           100%                   Antigua
Systems International Inc)(2)      Internet Gaming
                                   Systems
EFS Caribbean Inc(2)               Dormant                     Ordinary           100%                   Antigua
EFS St Kitts Inc(2)                Dormant                     Ordinary           100%                   Antigua
Inphinity Interactive Inc(2)       Dormant                     Ordinary           100%                    Canada
World Gaming Service Inc(2)        Dormant                     Ordinary           100%                   Antigua
ESCE Inc (formerly Starnet         Dormant                     Ordinary           100%                    Canada
Communications
Canada Inc)(2)


All of the above companies operate within their country of incorporation and their results have been included in these consolidated financial statements. (1) Shares are owned by World Gaming International Ltd (2) Shares are owned by Starnet Communications International Inc.

The Company holds a 50 per cent interest in Bullen Road LP, a limited partnership between Starnet Systems International Inc ("SSII")and IOE Limited ("IOE"), a wholly-owned subsidiary of Sportingbet PLC. Bullen Road LP is an exempt limited partnership formed in the Cayman Islands as a result of the transaction with Sportingbet described at Note 5 and owns the gaming software operated by the Company. The General Partner is Gwladys Street Limited, a company incorporated in the Cayman Islands and is jointly owned by SSII and IOE. The Company is not required to make any capital contributions to the partnership beyond the initial transfer of the proprietary gaming software, which was done in the year. The net book value of the assets transferred was $nil. The partnership had no income or expenditure in the period ended 31 December 2004.Accounts have not yet been prepared for the partnership. Consistent with the accounting treatment of the Intellectual Property prior to its transfer to Bullen Road LLP, the Company's share of the assets and liabilities of the partnership at 31 December 2004 has not been included in the consolidated financial statements. The cost and carrying value of the investment at 31 December 2004 was $nil in these financial statements.

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

                                     2004                             2003                            2002
                      -------------------------------  -------------------------------  -------------------------------
                                 Weighted    Weighted             Weighted    Weighted             Weighted    Weighted
                      Aggregate   average    a period  Aggregate   average   a  period  Aggregate   average    a period
                       carrying  interest  rate fixed   carrying  interest  rate fixed   carrying  interest  rate fixed
                         amount      rate         for     amount      rate         for     amount      rate         for
Currency                  $'000         %       Years     $'000          %       Years      $'000         %       Years
FIXED RATE LIABILITIES
US$                          14        12           1        385      12.7           1        128      11.8           1
Canadian$                    --        --          --        261       6.0           1      1,563       6.0           1
                      ---------                        ---------                        ---------
                             14                              646                            1,691
                      =========                        =========                        =========

FIXED RATE ASSETS
US $                      7,133      2.2%          --         --        --           1         44       5.1          --
                      =========                        =========                        =========

                                        2004                         2003                         2002
                              -----------------------      -----------------------      ------------------------
                                             Weighted                     Weighted                      Weighted
                              Aggregate       Average      Aggregate       Average      Aggregate        Average
                               Carrying      Maturity       Carrying      Maturity       Carrying       Maturity
                                 Amount         years         Amount         years         Amount          years
Currency                          $'000                        $'000                        $'000
INTEREST FREE
LIABILITIES
US $                                 --            --          1,669             1          1,299              1
Canadian $                           --            --            595             1             --             --
                              ---------                    ---------                    ---------
                                     --                        2,264                        2,264
                              =========                    =========                    =========

INTEREST FREE ASSETS
US$                                 717            --          2,879            --          1,483             --
Canadian $                           20            --              3            --             --             --
East Caribbean $                     74            --             14            --             16             --
                              ---------                    ---------                    ---------
                                    811                        2,896                        1,499
                              =========                    =========                    =========

                                        2004                         2003                         2002
                              -----------------------      -----------------------      ------------------------
                              Aggregate     Benchmark      Aggregate     Benchmark      Aggregate      Benchmark
                               Carrying      Interest       Carrying      Interest       Carrying       Interest
                                 Amount          rate         Amount          rate         Amount           rate
Currency                        $'000                         $'000                        $'000
FLOATING RATE LIABILITIES
US$                                  --            --            232      LIBOR+2%            812       LIBOR+2%
East Caribbean $                     --            --              3            --             --             --
                              ---------                    ---------                    ---------
                                     --                          235                          812
                              =========                    =========                    =========

The group's financial instruments comprise borrowings, cash and liquid resources, and various items such as trade debtors and trade creditors that arise directly from its operations. The main risks arising from the group's financial instruments are interest rate, liquidity and foreign exchange risk. Financial instruments such as trade debtors and creditors have been excluded from the disclosures above. It is, and has been throughout the year, the group's policy that no trading in financial instruments be undertaken. The fair values of the group's financial assets and liabilities were not materially different from their book values.

Interest rate/Liquidity risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The Directors regularly review the placing of cash balances. When seeking borrowings, the Directors consider the commercial terms available and consider whether such terms are appropriate to the business.

Currency Risk Exposure

During the year the Group had minimal currency risk exposure other than that related to translation for accounting purposes.

Maturity o f Financial Liabilities

The maturity profile of the Group's financial liabilities at 31 December 2004 is detailed in the notes to these financial statements.

12. DEBTORS
                                                            Group
                                                2004          2003          2002
                                               $'000         $'000         $'000

Trade debtors                                    587           242           606
Trade debtors, related party                   3,851         1,296         2,204
Consideration due, related party               7,000            --            --
Transaction processor reserves                 2,234         5,948         1,484
Prepayments and accrued income                   344           537           175
Other debtors                                     --            57            55
                                              ------        ------        ------
                                              14,016         8,080         4,524
                                              ======        ======        ======

Trade debtors from a related party represent trade balances due at 31 December 2004 from Sportingbet Plc. These amounts are usually collected within 30 days. The balance at 31 December 2004 was collected in January 2005.

Reserves held with transaction processors of $2,234,000 (2003: $5,948,000, 2002:
$1,484,000) represents rolling reserves held at merchant banks awaiting clearance and transfer to the Company's bank accounts. These amounts are receivable on behalf of the Company's licensees. No amount is payable to the licensee in respect of these balances until the amount has been collected from the respective processor. This division of the Company was closed in February of 2004. There are no further balances accruing in respect of this activity.

13. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                            Group
                                                2004          2003          2002
                                               $'000         $'000         $'000

Bank Overdraft                                    --           239           210
Obligations under finance leases                  14           596         1,351
Trade creditors                                  523           762         1,663
Amounts due to Licensees                       5,684         4,567         2,074
Amounts due to subsidiary undertakings            --            --            --
Other taxation and social security                 5            22           189
Funds held on deposit                             --         2,160         1,593
Loans Payable:
  SportingBet Plc - related party                 --           803         1,457
  Other loans payable                             --            50           100
  Aztec                                           --            --            --
  Oracle                                          --           595            --
Accruals and other liabilities                   868         1,308         1,190
                                              ------        ------        ------
                                               7,094        11,102         9,827
                                              ======        ======        ======

Amounts due to licensees primarily represent funds that are due to licensees from transaction processors, these amounts will be paid as they are collected on the licensees' behalf. Funds held on deposit represent balances of the licensees' customer accounts.

Finance leases are secured on the related assets.

14. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
                                                             Group
                                                   2004        2003         2002
                                                  $'000       $'000        $'000
Loans Payable:
  Goodison Park Limited - related party              --         900           --
  Sportingbet plc - related party                    --          --          655
Obligations under finance leases                     --          --          240
                                                 ------      ------       ------
                                                     --         900          895
                                                 ======      ======       ======

Repayable by instalments:
Loans Payable:
After more than one year but not more than
 two years                                           --         900          655
Finance Leases:
After more than one year but not more than
 two years                                           --          --          230
In more than two years but not more than
 five years                                          --          --           10
                                                 ------      ------       ------
                                                     --         900          895
                                                 ======      ======       ======

On 4 April 2003 Goodison Park Ltd., a wholly owned subsidiary of Sportingbet Plc, a related party, invested in World Gaming Plc through a $900,000 loan note, convertible into 7,500,000 shares of the Company's common stock at $0.12 per share at Sportingbet Plc's discretion after a two year term. Under the terms of the Sportingbet Agreement (See note 5) the loan note was effectively settled in full and any conversion rights were cancelled.

15. PROVISION FOR LIABILITIES AND CHARGES
                                                   2004        2003         2002
                                                  $'000       $'000        $'000

Balance at 1 January                                 --       1,200        1,200
Charge from profit and loss account                 257        (100)          --
Settlement of claims in year                         --      (1,100)          --
                                                 ------      ------       ------
Balance at 31 December                              257          --        1,200
                                                 ======      ======       ======

The balance at 31 December 2004 represents the provision for deferred bonuses payable to certain directors under the terms of their service agreements. The bonuses are payable only if still employed by the company on 11 April 2006.

16. SHARE CAPITAL
                                                   2004        2003         2002
                                                  $'000       $'000        $'000
Authorised:
500,000,000 ordinary shares of (pound)0.002
  (0.2p) each                                     1,422       1,422        1,422
                                                 ======      ======       ======
Allotted, issued and fully paid:
46,081,407 (2003: 45,781,407,
 2002: 34,193,181) ordinary shares of
 (pound)0.002 (0.2p) each                           134         133           97
                                                 ======      ======       ======

Shares allotted in the year comprised:

300,000 ordinary shares issued in satisfaction of share options exercised by past employees and directors. Consideration for these transactions was the exercise price granted. This comprised $0.21 for 200,000 ordinary shares and $0.20 for 100,000 ordinary shares. This amounted to $62,000 of which $61,000 was credited to Share Premium Account and the balance represented the nominal value of the shares issued.

2003: 6,588,266 ordinary shares with a nominal value of $20,000 for consideration valued as $1,050,000 in settlement of a Class Action lawsuit. 5,000,000 ordinary shares with a nominal value of $16,000 for a cash consideration totalling $600,000.

Variation in rights of Ordinary Shares

Under the terms of the Sportingbet agreement (see Note 5), Sportingbet has irrevocably agreed to the waiving of all voting, dividend,rights to transfer, rights to participate (other than the right to attend meetings) and other similar rights attaching to such shares in respect of the 13,506,204 issued ordinary shares of the company held by the Sportingbet Plc group of companies. Sportingbet Plc has agreed to transfer these shares to World Gaming Plc for a total consideration of $1 when requested to do so by the company. The directors have confirmed that these shares will be purchased by the company when the company has available distributable profits. Until this occurs, these shares and the associated share premium attached are treated as non-equity interests in these financial statements.

SHARE OPTIONS

At the balance sheet date the following options were outstanding:

2004                           Options Outstanding                          Options Exercisable
                                     Weighted                                    Weighted
                                      Average                                     Average   Weighted
                                    remaining         Weighted                  remaining    Average
Range of Exercise    Number of    contractual          Average   Number of    contractual   exercise
prices                 options   life (years)   exercise price     Options   life (years)      price
$0.14 - $0.50        8,545,000            5.3            $0.24   6,340,000            4.9      $0.25
$0.51 - $1.00          611,667            3.3            $0.74     456,667            2.2      $0.77
$1.01 - $3.00        1,169,054            3.0            $1.86   1,169,054            3.0      $1.86
$3.01 - $8.50          609,167            3.8            $3.60     609,167            3.8      $3.60
                    ----------                                   ---------
                    10,934,888            7.2            $0.66   8,547,888           4.13      $0.74
                    ==========                                   =========

2003                           Options Outstanding                          Options Exercisable
                                     Weighted                                    Weighted
                                      Average                                     Average   Weighted
                                    remaining         Weighted                  remaining    Average
Range of Exercise    Number of    contractual          Average   Number of    contractual   exercise
prices                 options   life (years)   exercise price     Options   life (years)      price
$0.31 - $1.00        3,302,122            7.3            $0.24   3,561,237            5.9      $0.31
$1.01 - $1.50          517,470            4.8            $1.37     475,968            4.7      $1.37
$1.51 - $2.50        1,029,370            3.0            $2.23     996,036            2.9      $2.22
$2.51 - $6.00          951,262            5.8            $3.45     917,928            5.7      $3.42
$6.01 - $11.00          18,500            5.0            $8.01      18,500            5.0      $8.01
                    ----------                                   ---------
                    10,818,724          6.664            $0.78   5,969,669           5.27      $1.22
                    ==========                                   =========

2002                           Options Outstanding                          Options Exercisable
                                     Weighted                                    Weighted
                                      Average                                     Average   Weighted
                                    remaining         Weighted                  remaining    Average
Range of Exercise    Number of    contractual          Average   Number of    contractual   exercise
prices                 options   life (years)   exercise price     Options   life (years)      price
$0.31 - $1.00        3,281,372            1.4            $0.43   1,784,537           1.20      $0.44
$1.01 - $1.50          985,637            2.7            $1.32     722,553           3.04      $1.35
$1.51 - $2.50        1,188,386            2.2            $2.22     927,819           2.59      $2.22
$2.51 - $6.00        1,447,649            3.4            $3.30   1,271,041           3.69      $3.25
$6.01 - $11.00          39,175           7.77            $6.40     120,498           7.55      $6.53
                    ----------                                   ---------
                    11,027,383            7.2            $0.66   3,384,383           6.28      $1.04
                    ==========                                   =========

On 18 March, 2005 a past Director of the company relinquished all rights to purchase 2,200,000 ordinary shares in the company that had fully vested.

17. RESERVES

                                                          Share        Deferred                          Profit
                                                        Premium    Compensation          Merger        and Loss
                                                        Account         Reserve         Reserve         Account
                                                          $'000           $'000           $'000           $'000
At 31 December 2001                                          --             395          23,528         (22,334)
Increase in deferred compensation                            --             172              --              --
Retained loss for the year                                   --              --              --          (5,318)
Currency translation difference on net
investments                                                  --              --              --             (85)
                                                        -------         -------         -------         -------
At 31 December 2002                                          --             567          23,528         (27,737)

Retained Profit for the year                                 --              --              --           3,108
Premium on issue of shares                                1,614              --              --              --
Currency translation difference on net
investments                                                  --              --              --            (385)
                                                        -------         -------         -------         -------

At 31 December 2003                                       1,614             567          23,528         (25,014)
Retained profit for the year                                 --              --              --          17,370
Premium on issue of shares                                   61              --              --              --
Payment for cancellation of economic and
voting rights attached to certain shares
(see note 5)                                                 --              --              --          (2,400)
Currency translation difference on net
investments                                                  --              --              --             168
                                                        -------         -------         -------         -------
At 31 December 2004                                       1,675             567          23,528          (9,876)
                                                        =======         =======         =======         =======

On 30 April 2001, options were issued under market value to certain directors, with a vesting period of one year. The intrinsic values of the options at date of grant have been expensed over the vesting period and are represented by the deferred compensation reserve.

18. CASH FLOWS

(a) Reconciliation of operating profit/(loss) to net cash in flow from operating activities

                                                                   Year ended       Year ended       Year ended
                                                                  31 December      31 December      31 December
                                                                         2004             2003             2002
                                                                        $'000            $'000            $'000
Operating profit/(loss)                                                 5,080            2,330           (5,263)
Increase in provision for liabilities and charged                         275               --               --
Deferred Compensation                                                      --               --              172
Depreciation                                                            1,420            1,933            3,168
Loss on sale of fixed assets                                              206               --               74
(Increase)/Decrease in debtors                                          1,064           (3,556)           2,149
Increase/(Decrease) in creditors                                       (1,739)           1,960           (1,503)
Exchange movements                                                         86               --               --
                                                                       ------           ------           ------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES                     6,374            2,667           (1,203)
                                                                       ======           ======           ======

(b) Analysis of cash flows

                                                                   Year ended       Year ended       Year ended
                                                                  31 December      31 December      31 December
                                                                         2004             2003             2002
                                                                        $'000            $'000            $'000
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                         111              147               92
Interest paid                                                              (8)            (203)            (147)
Exceptional item                                                           --              834               --
                                                                       ------           ------           ------
NET CASH INFLOW/(OUTFLOW) FROM RETURNS ON
INVESTMENTS AND SERVICING OF FINANCE                                      103              778              (55)
                                                                       ======           ======           ======
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                      (1,065)             (74)          (1,165)
Sale of tangible fixed assets                                                              102               --
                                                                       ------           ------           ------
NET CASH INFLOW/(OUTFLOW) FROM CAPITAL
EXPENDITURE AND FINANCIAL INVESTMENT                                   (1,065)              28           (1,165)
                                                                       ======           ======           ======

FINANCING
Issue of shares                                                            62              600               --
Capital element of finance leases                                        (647)          (1,997)            (367)
Instalment consideration received (net)                                    --               --
Debt due within one year:
- (decrease)/increase in short-term borrowings                         (1,596)            (109)           1,557
Debt due beyond one year:
- new secured loan repayable 2005                                          --              245              655
                                                                       ------           ------           ------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING                               (2,181)          (1,261)           1,845
                                                                       ======           ======           ======

SPORTINGBET TRANSACTION
Staged payments received                                                3,000               --               --
Proceeds from sale of fixed assets                                         75               --               --
Legal and professional costs of agreement                              (1,043)              --               --
                                                                       ------           ------           ------
NET INFLOW OF FUNDS FROM TRANSACTION                                    2,032               --               --
                                                                       ======           ======           ======

(c) Analysis of net debt

                                                 At                         Other                            At
                                          1 January                      non-cash       Exchange    31 December
                                               2002     Cash flows        changes       Movement           2002
                                              $'000          $'000          $'000          $'000          $'000
Overdrafts                                       --           (210)            --             --           (210)
Cash in hand, at bank                         2,206         (1,199)            --             85            922
                                             ------         ------           ----            ---         ------
                                              2,206         (1,409)            --            (85)           712

Debt due within 1 year                           --         (1,557)            --             --         (1,557)
Debt due after more than
1 year                                           --           (655)            --             --           (655)
Finance leases due in less
than 1 year                                  (1,058)           362           (655)            --         (1,351)
Finance leases due after
more than 1 year                                (25)             5           (220)            --           (240)
                                             ------         ------           ----            ---         ------
Total                                         1,123         (3,254)          (875)           (85)        (3,091)
                                             ======         ======           ====            ===         ======

                                                 At                         Other                            At
                                          1 January                      non-cash       Exchange    31 December
                                               2003     Cash flows        changes       Movement           2003
                                              $'000          $'000          $'000          $'000          $'000
Overdrafts                                     (210)           (29)            --             --           (239)
Cash in hand, at bank                           922          2,241             --           (267)         2,896
                                             ------         ------         ------           ----         ------
                                                712          2,212             --           (267)         2,657
Debt due within 1 year                       (1,557)           109             --             --         (1,448)
Debt due after more than
1 year                                         (655)          (245)            --             --           (900)
Finance leases due in less
than 1 year                                  (1,351)         1,757         (1,002)            --           (596)
Finance leases due after
more than 1 year                               (240)           240             --             --             --
                                             ------         ------         ------           ----         ------
Total                                        (3,091)         4,073         (1,002)          (267)          (287)
                                             ======         ======         ======           ====         ======
                                                 At                         Other                            At
                                          1 January                      non-cash       Exchange    31 December
                                               2004     Cash flows        changes       Movement           2004
                                              $'000          $'000          $'000          $'000          $'000
Overdrafts                                     (239)           239             --             --             --
Cash in hand, at bank                         2,896          5,024             --             24          7,944
                                             ------         ------           ----           ----         ------
                                              2,657          5,263             --             24          7,944

Debt due within 1 year                       (1,448)         1,596                          (148)            --
Debt due after more than
1 year                                         (900)            --            900             --             --
Finance leases due in less
than 1 year                                    (596)           647             --            (65)           (14)
Finance leases due after
more than 1 year                                 --             --             --             --             --
                                             ------         ------           ----           ----         ------
Total                                          (287)         7,506            900            189          7,930
                                             ======         ======           ====           ====         ======

(d) Major non-cash transactions

During the year ended 31 December 2002, the group entered into finance lease arrangements in respect of assets with a total capital value on inception of $875,000.

During the year ended 31 December 2003, the group entered into finance lease arrangements in respect of assets with a total capital value on inception of $1,002,000.

During the year ended 31 December 2004, the Company entered into a transaction with Sportingbet Plc which resulted in the settlement by means of a non-cash offset of a convertible loan note with a face value of $900,000.

During the year ended 31 December 2004 an early payment settlement with Oracle resulted in a non-cash benefit to the Company of $83,000.

19. COMMITMENTS UNDER OPERATING LEASES

At 31 December 2004 the group had annual commitments under non-cancellable operating leases as follows:

                                                    2004        2003        2002
                                                   $'000       $'000       $'000
Leasehold Property
expiring in the first year
                                                      12          --         188
expiring in the second to fifth year                  89         363         274
                                                     ---         ---         ---
                                                     101         363         462
                                                     ===         ===         ===

20. RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

                                                       2004      2003      2002
                                                      $'000     $'000     $'000

Profit/(Loss) for the financial year                 17,370     3,108    (5,318)
Movement on deferred compensation reserve                --        --       172
Other recognised gains and losses                       168      (385)      (85)
Costs relating to waiver of rights of shares held
by Sportingbet                                       (2,400)       --        --
New share capital subscribed                             62     1,650        --
                                                    -------   -------   -------
Net addition to/(reduction in) shareholders' funds   15,200     4,373    (5,231)
Opening shareholders' funds                             828    (3,545)    1,686
                                                    -------   -------   -------
Closing shareholders' funds (Equity and non equity
interests)                                           16,028       828    (3,545)
                                                    =======   =======   =======

Non-equity interests represent 13,506,204 issued ordinary shares with a nominal par value of $40,000 and attributable share premium of $1,614,000 which carry no rights to future dividends under the agreement with Sportingbet, as set out in
Note 5. The Company can purchase all these shares for $1 in accordance with the terms of the agreement.

21. COMMITMENTS AND CONTINGENT LIABILITIES

Contingencies

On 6 August 1998 Mitchell White commenced an action against Starnet Communications Canada Inc. ("Starnet Canada") for breach of his employment agreement and wrongful termination of him as a Director. Mr. White alleges that as a result of his wrongful termination as an employee and Director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5m. The trial of this action is scheduled to begin in Spring, 2005 but was postponed without a new date being set.

In February 2004, Starnet Canada commenced a third party claim against a former Director of Starnet International, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White in 1998. Mr. Carley is also Mr. White's father-in-law. Management intends to vigorously contest the claim by Mr. White and, in doing so, pursue its third party claim against Mr. Carley. The likelihood of loss, if any, and the costs associated therewith are not determinable at this time.

In March 2000, Starnet Communications Canada Inc.(" Starnet Canada"), sold substantially all of the assets and undertakings comprising its adult entertainment division to 596773 B.C. Ltd. ("Chisel Media"). The sale price for the assets was $2.3 million, of which $460,000 was paid on 31 March 2000 into an attorney trust account, but subsequently was released to Starnet Canada on 30 April 2000. The balance was to be paid in monthly installments through 1 July 2003. The deferred portion of the purchase price is secured by a general security agreement in favor of Starnet Canada, and a pledge of the shares of Chisel Media Inc. The monthly installments referred to above which were to begin 1 July 2000 have not been paid by Chisel Media Inc. and at 31 December 2001, we reserved for the potential of not being able to collect the principal amount from the buyer. Starnet Canada has commenced arbitration proceedings against Chisel Media and in March 2004 we received confirmation that the case would go before an arbitrator. From 19 June 2002 until 17 July 2002, James MacKay, the shareholder of Chisel Media, served as our interim CEO and a Director, of the Company. Any settlement will be scrutinized by the Board as a related party transaction, and will be subject to the Board's approval as such.

22. SUBSEQUENT EVENTS

On 1 March 2005 the Company announced that it had appointed Daniel Stewart & Co. as its nominated advisors in seeking a listing on the Alternative Investment Market ("AIM") of The London Stock Exchange. It further advised that it may seek to raise funds through a private placement at the time of listing on AIM.

On 3 March 2005, Mr Jonathon Moss and Mr Michael Cumming were appointed to the Board of Directors of World Gaming Plc with effect 1 March 2005. No changes were made to Mr Moss' compensation, who was already an employee of the Company as a result of this appointment.

23. RELATED PARTY DISCLOSURES

Sportingbet PLC and its affiliates, Goodison Park Limited and Cribbage Limited

Goodison Park Limited, a wholly-owned subsidiary of Sportingbet Plc, acquired an interest in World Gaming Plc by way of share acquisition and a convertible loan. Goodison Park purchased 5,000,000 ordinary shares of World Gaming at $0.12 per share or a total of $600,000; and made a convertible loan to the Company (the "Convertible Loan") in the principal amount of $900,000.

The Convertible Loan is unsecured with principal repayment due in April 2005 and the unpaid principal thereof is convertible at any time into ordinary shares at a conversion price of $0.12 per share. Additionally, Sportingbet Plc is the parent company of one of our significant licencees.

Cribbage Limited, a wholly-owned subsidiary of Sportingbet Plc., acquired an interest in World Gaming Plc in 2002 by way of acquiring 6,506,204 ADRs issued as a result of the Class Action shares from a third party. Additionally, on 3 July 2003, AIM Investments Ltd., transferred its holding of 2,000,000 ADRs to Cribbage Ltd.

As mentioned above, Sportingbet Plc is the parent company of one of our significant licencees.

As a result of the Transaction with Sportingbet Plc, effective 1 October 2004, the Convertible Loan was forgiven in full and the Company may repurchase shares held by Goodison Park Limited and Cribbage Limited or its affiliates of 13,506,204 for $1 as soon as it has retained earnings to do so. All other loan balances were repaid in full during the year.

Pursuant to an Ancillary Services agreement, some of the Company's licensees receive certain transaction processing and related services from Sportingbet or its affiliates. The Company therefore receives balances from Sportingbet or its affiliates and pays these onto affected licensees after deducting its royalty.

AIM Investments Ltd, an affiliate of Simpson Bay Ltd., is a 4.4% shareholder of World Gaming holding 2,000.000 ADR's. It became a shareholder when Starnet issued 2,000,000 ordinary shares to AIM Investments Ltd during the year ended 31 December 2003, as repayment in full of a June 2000 loan of $1,500,000 extended to Starnet by Simpson Bay Ltd. The Starnet shares owned by AIM were exchanged for our ADRs in the course of the holding company reorganization. Additionally, Simpson Bay Ltd is affiliated with one of our significant licencees.

Settlement o f Dispute with Chisel Inc.

From 19 June 2002 until 17 July 2002, James MacKay, the shareholder of Chisel Media Inc., served as interim CEO and a Director, of the Company. Any settlement in respect of the Chisel Media matter will be scrutinized by the Board as a related party transaction, and will be subject to the Board's approval as such.

Loan Agreements and other balances with Sportingbet Plc

On 1 August 2002, the Company entered into a loan agreement with Sportingbet Plc, one of our licensees. Pursuant to the loan, Sportingbet loaned the Company $1,250,000. An additional amount of $1,399,397 was loaned to the Company for the specific purpose of financing the acquisition of certain fixed assets. At 31 December 2002, the loan amounts outstanding to Sportingbet Plc, were $812,343 and $1,299,397 respectively. Repayments were in the form of amounts due to us from Sportingbet under our license agreement with them. The first loan (original amount $1,250,000) was repaid in full in April 2003. Pursuant to the loan, Sportingbet had a security interest in our software and the right to access and use the software and the secure site where the hardware is located in the event of default.

Under the license agreement, the amount of $2,304,256 was due to the Company at 31 December 2002. The fees earned from that licensee, for the year to 31 December 2002 were $5,732,049.

24. COMPANY PROFIT AND LOSS ACCOUNT

As permitted by s230 Companies Act 1985, the company has not presented its own profit and loss account. The loss dealt with in the profit and loss account of the company is $525,000 (2003: $666,000, 2002: $3,858,000). The movement on the profit and loss account in the years were as follows:

                                                         2004     2003     2002
                                                        $'000    $'000    $'000

At 1 January                                           (4,524)  (3,858)      --
Loss for the year                                        (525)    (666)  (3,858)
Cost relating to waiver of rights of shares held
by Sportingbet                                         (2,400)      --       --
                                                       ------   ------   ------
At 31 December                                         (7,449)  (4,524)  (3,858)
                                                       ======   ======   ======

25. CONTROLLING PARTIES

The Directors are not aware of any shareholdings which gives outright control of the company to a shareholder.

26. SUMMARY OF THE EFFECT OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As disclosed in the accounting policies, the financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") which differ in certain respects with those applicable in the US ("US GAAP"). The following is the effect on the profit of the difference between the UK and US GAAP as applicable to the group

                                                          2004    2003     2002
                                                         $'000   $'000    $'000

Profit for the financial year per UK GAAP               17,358   3,108   (5,318)
Benefit of conversion of convertible debt charged
to profit and loss account (note 14)                        --    (150)      --
                                                        ------  ------   ------
Profit for the financial year per US GAAP               17,358   2,958   (5,318)
                                                        ======   =====   ======

                                     PART IV
                             ADDITIONAL INFORMATION

1. RESPONSIBILITY STATEMENT

The Directors, whose names appear on page 4 of this document, accept responsibility for the information in this document including individual and collective responsibility for compliance with the AIM Rules. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. INCORPORATION AND PRINCIPAL ACTIVITIES

(a) The Company was incorporated in England and Wales on 17 October 2000, under the Act with number 4094204 under the name World Gaming Plc as a public company limited by shares. On 15 June 2001 the Company was issued with a certificate to commence business under section 117 of the Act.

(b) The registered office of the Company is Minerva House, 5 Montague Close, London, SE1 9BB.

(c)  The liability of the members of the Company is limited.

(d) The main activity of the Company is to act as a holding company for WG International Limited, WG Interactive, Inc., LVA Holdings, Inc., Interactive Systems, Inc., World Gaming Europe Limited, Inphinity Interactive Inc., ECSE Holdings Inc., EFS Caribbean, Inc., EFS St. Kitts, Inc., TIC, Inc., EFS US Inc., World Gaming Services Inc. and SSII Limited. SSII Limited (a wholly owned subsidiary of the Company) also owns 50 per cent of Bullen Road LP, with the other 50 per cent being owned by Internet Opportunity Entertainment Limited (an affiliate of Sportingbet).

(e) The principal legislation under which the Company operates is the Act and regulations made thereunder.

3. SHARE CAPITAL

(a) The authorised and issued share capital of the Company at the date of this document is as follows:

                                                                                 Issued                 Issued
                                                         Authorised        (fully paid)            (fully paid)
                                                             Number              Number                 (pound)
    Company shares of (pound)0.002         (pound)1,000,000 divided          46,331,407               92,662.81
                                                               into
                                               500,000,000 ordinary
                                                             shares
    comprised of
    Ordinary shares                                                          32,825,203              37,585,203
    Sportingbet Shares                                                       13,506,204              13,506,204

(b) The Sportingbet Shares were all of the Company shares held by Sportingbet and its affiliates, who relinquished all economic and voting rights in these shares as part of the Joint Venture Arrangements. The Company approved the resolution on 12 October 2004 and created a seperate class for those shares by resolution on 7 April 2005.

(c) Pursuant to an ordinary resolution of the Company passed on 12 October 2004 the Directors are generally and unconditionally authorised for the purposes of Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (as defined in the Section) up to an aggregate nominal amount of (pound)1,000,000, such authority to expire (unless previously revoked, varied or renewed) on 11 October 2009, but so that the Company may, before such expiry, make any offer or agreement which would or might require relevant securities to be allotted after such expiry; and

(d) Pursuant to a special resolution of the Company passed on 12 October 2004, the Directors are authorised, pursuant to Section 95 of the Act, to allot equity securities pursuant to the exercise of share options up to an aggregate nominal amount of (pound)30,000 as if Section 89 (1) of the Act did not apply to such allotment.

     Further, pursuant to a special resolution of the Company passed on 7 April 2005, the Directors are empowered, pursuant to Section 95 of the Act, to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority referred to in paragraph 2(b) above as if Section 89(1) of the Act did not apply to such allotment, such power to expire (unless previously revoked, varied or renewed) at the conclusion of the annual general meeting of the Company to be held in 2006 or, if earlier, the date fifteen months from the passing of that resolution (save that the Company may before such expiry make an offer or agreements which would or might require equity securities to be allotted after such expiry) on the expiry of that authority and to be limited to:

(i)  the allotment of up to 10,000,000 ordinary shares pursuant to the Placing;

(ii) the issue of up to 846,904 ordinary shares pursuant to options or warrants to be granted to Daniel Stewart in respect of its services in connection with the Placing;

(iii) the issue of such shares as may be offered by way of a rights issue or open offer to existing shareholders; and

(iv) the issue of ordinary shares otherwise than as referred to in (i), (ii) and
     (iii) above up to an amount equal to 10 per cent of the issued share capital of the Company after the issues of shares contemplated by (i) and
     (ii) above.

(e) Immediately following Admission, the authorised and issued share capital of the Company will be as follows:

                                                           Issued
                           Authorised                (fully paid)
                               Number      (pound)         Number        (pound)

     Company Shares       500,000,000    1,000,000     51,091,407     102,182.81
     comprised of
     Ordinary Shares
                                                       37,585,203      75,170.40
     Sportingbet Shares                                13,506,204      27,012.41

(f) The Placing Shares will be issued in reliance on the authority and power referred to in paragraphs 2(b) and 2(c) above.

(g) The Placing Shares will rank equally in all respects with the existing Ordinary Shares including the right to receive all dividends and other distributions declared, made or paid after Admission in respect of the Company's ordinary share capital.

(h) The Articles contain no rights of pre-emption on the transfer of shares. The provisions of Section 89 of the Act (which confer on shareholders certain rights of pre-emption in respect of the allotment of equity securities (within the meaning of Section 94)2) of the Act) which are, or are to be, paid up in cash (other than by way of allotment to employees under an employees' share scheme (within the meaning of Section 743 of the Act) )) apply, except to the extent that such provisions have been disapplied as referred to in paragraph 2(c) above.

4.   DIRECTORS

(a)  Interests in the share capital o f the Company

(i) The interest of the Directors and persons connected with the Directors within the meaning of Section 346 of the Act in the share capital of the Company as at 28 April 2005 (being the most recent practicable date prior to the publication of this document), all of which were beneficial and which are required to be notified to the Company pursuant to Sections 324 to 328 of the Act, are as follows:

                                  No. of          Option       Percentage of
                         ordinary shares   Grants/Vested     issued ordinary
Directors           of (pound)0.002 each         Options       share capital

James Grossman            20,002 (20,000      1,450,000/
                          being American         950,000               0.043
                     Depository Receipts
                         which represent
                                American
                      Depositary Shares)

A. Daniel Moran                               2,500,000/
                                               2,000,000                 NIL

David Naismith                                1,650,000/
                                               1,150,000                 NIL

Clare Roberts                                   475,000/
                                                 250,000                 NIL

Jonathan C. Moss                                650,000/
                                                    Zero                 NIL

Michael Cumming                                 100,000/
                                                    Zero

     Each of the 6,825,000 options granted to the Directors were granted pursuant to the Share Option Scheme.

(ii) Immediately following Admission, the interests of the Directors and persons connected to the Directors within the meaning of Section 346 of the Act in the share capital of the company, all of which will be beneficial, and which are required to be notified to the Company pursuant to Sections 324 to 328 of the Act, will be as follows:

                                           No. of     Percentage of
                                         Ordinary      issued share
     Directors                             Shares           capital

     James Grossman                        20,002             0.039
     A. Daniel Moran                          nil               nil
     David Naismith                           nil               nil
     Clare Roberts                            nil               nil
     Jonathan C. Moss                         nil               nil
     Michael Cumming                          nil               nil

(b)  Directorship

(i) The Directors currently hold the following directorships (other than in the Group companies) and have held the following directorships within the five years prior to the publication of this document:

     JAMES GROSSMAN
     Current directorships              Former directorships held in the last
     Champion Communication             five years
     Services Inc.

     ANTHONY DANIEL MORAN
     Current directorships              Former directorships held in the last
     NIL                                five years
                                        NIL

     DAVID JAMES NAISMITH
     Current directorships              Former directorships held in the last
     NIL                                five years
                                        Ozmosa Limited

     CLARE KAMAU ROBERTS
     Current directorships              Former directorships held in the last
     Antigua Commercial Bank            five years
     ACB Mortgage and Trust Limited     Cada Enterprises Limited
     National Development Foundation
     of Antigua
     CMT Limited

     JONATHAN C. MOSS
     Current directorships              Former directorships held in the last
     NIL                                five years
                                        Moss Consulting Group
                                        Wagerlogic Ltd

     MICHAEL CUMMING
     Current directorships              Former directorships held in the last
     Mercia Fund Management Ltd         five years
     Forelle Estates Holdings Ltd       Enterprise Capital Trust Plc
     Graphite Enterprise Trust Plc      Daniel Stewart Securities Plc
     Matrix Venture Fund VCT Plc
     Private & Commercial Finance Group Plc
     Edinburgh UK Smaller Companies Trust Plc

(ii) Save as set out in 4(b)(i) above, none of the Directors:

(A)  has any unspent convictions in relation to any indictable offence;

(B) had a bankruptcy order make against him or entered into any individual voluntary arrangements;

(C) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) and no Director has been disqualified by a court from acting as a director or from acting in the management or conduct of affairs of a company;

(D) was a director of any company at the time of, or in the twelve months preceding, any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally, or any class of its creditors, of such company;

(E) was a partner in any partnership at any time of, or within the twelve months preceding, any compulsory liquidation, administration or partnership voluntary arrangement, or any receivership over any asset of such partnership; or

(F) has had any asset belonging to him placed in receivership or been a partner of a partnership whose assets have been placed in receivership whilst he was a partner at the time of, or within twelve months preceding, such receivership.

(c)  Terms of employment / engagement

(i)  Executive Directors' Service Contracts

DANIEL MORAN

Daniel Moran holds the office of Chief Executive Officer and Director under an agreement effective from 11 April 2003 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months' salary and all benefits. Mr Moran is required to give 12 months' notice to terminate the agreement.

He is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company's normal business hours and is also required to work such additional hours as are necessary to fulfil his duties under the contract.

Mr Moran receives an annual salary of (pound)158,500. He is paid an annual housing allowance of $72,000 and certain other additional benefits, and an allowance of $1,000 per month for school fees. Mr Moran is also eligible for a performance bonus of up to 50 per cent of salary and a deferred bonus of 75 per cent of the aggregate of all bonuses paid to him over the previous 3 years. He is entitled to pension benefits of 6 per cent of basic salary. The Company is required to provide reasonable healthcare benefits for him and his family including life insurance and disability insurance for him only. The Company is also to provide a fully maintained company car. The balance of Mr Moran's share options (500,000 ordinary shares) will vest on 3 January 2007.

The service contract contains post-termination restrictions attempting to stop Mr Moran competing with the Company and soliciting the Company's business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect the legitimate business interests of the Company.

DAVID NAISMITH

David Naismith holds the office of Chief Financial Officer and Director under an agreement effective from 1 August 2003 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months' salary and all benefits. Mr Naismith is required to give 12 months' notice to terminate the agreement.

He is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company's normal business hours and is also required to work such additional hours as are necessary to fulfil his duties under the contract.

Mr Naismith receives an annual salary of (pound)129,200, an annual housing allowance of $48,000 and certain other additional benefits. Mr Naismith is also eligible for a performance bonus of up to 50 per cent of salary and a deferred bonus of 75 per cent of the aggregate of all bonuses paid to him over the previous 3 years. He is entitled to pension benefits of 6 per cent of basic salary. The Company is required to provide him with reasonable healthcare benefits for him and his family including life insurance and disability insurance for him only. The Company is also to provide a fully maintained company car. The balance of Mr Naismith's share options (500,000 ordinary shares) will vest on 3 January 2007.

The service contract contains post-termination restrictions attempting to stop Mr Naismith competing with the Company and soliciting the Company's business employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go so far as is reasonably necessary to protect the legitimate business interests of the Company.

JONATHAN MOSS

Jonathan C. Moss holds the office of Director of Sales and Marketing under an agreement effective from 1 January 2005 which can be terminated by either Mr Moss or the Company giving the other party 6 months' notice of termination.

Mr Moss receives an annual salary of (pound)100,000. He is required to devote the whole of his time, attention and skill to the business and affairs of the Company during the Company's normal business hours and is also required to work such additional hours as are necessary to fulfil his duties under the contract. The Company is required to provide reasonable healthcare benefits for him and his family, including life assurance and disability insurance for him only.

Mr Moss is eligible for a performance bonus of up to 50 per cent of salary and a deferred bonus of 75 per cent of the aggregate of all bonuses paid to him over the previous 3 years. 500,000 of Mr Moss's share options will vest on 16 November 2006 and the remaining balance of 150,000 ordinary shares will vest progressively at the discretion of the Board (based on profit thresholds and sales targets).

The service contract contains post-termination restrictions attempting to stop Mr Moss competing with the Company and soliciting the Company's business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect the legitimate business interests of the Company.

(ii) Non-executive Director's Service Contracts

JAMES GROSSMAN

James H. Grossman holds the office of non-executive chairman of the Board and Director under an agreement effective from 11 April 2003 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 12 months' fees and all benefits. Mr Grossman is required to give 12 months' notice to terminate the agreement.

Mr Grossman receives an annual fee of (pound)66,000, and a further US$2,000 per month for acting as counsel to the Company for up to 5 hours per month. Any additional legal services are provided at agreed hourly rates of US$400 per month. Mr Grossman also receives US$2400 per month for his business expenses. Mr Grossman may achieve a performance related bonus of 50 per cent of his annual salary and he is entitled to a deferred bonus of 75 per cent of the aggregate of all bonuses paid to him over the previous 3 years. Mr Grossman is also entitled to reasonable healthcare benefits including long-term care insurance not to exceed US$550 per month. The remaining balance (500,000) of Mr Grossman's share options will vest on 3 January 2007.

The service contract contains post-termination restrictions attempting to stop Mr Grossman competing with the Company and soliciting the Company's business and employees. Such restrictions are seen by the English courts as restraints of trade and will only be enforceable if they only go as far as is reasonably necessary to protect the legitimate business interests of the Company.

CLARE ROBERTS

Clare Roberts holds the office of non-executive director under an agreement effective from 18 October 2000 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 3 months' fees and all benefits. Clare Roberts is required to give 3 months' notice to terminate the agreement.

Mr Roberts receives a fee of (pound)1,800 per month and has received stock options in the past. However, in August 2003 Mr Roberts relinquished options to purchase 200,000 shares granted in July 2001, all of which were vested. As consideration therefore options were granted at the then market price to purchase 200,000 shares of which 100,000 were fully vested at the time of grant and 100,000 will vest in August 2005. The remaining balance of Mr Robert's share options will vest as to 100,000 on 18 October 2006 and 25,000 on 1 January 2007.

MICHAEL CUMMING

Michael Cumming holds the office of Director under an agreement effective from 1 March 2005 which can be terminated at will by the Company although the Company would be required to pay severance in lieu of notice equal to 3 months' fee and all benefits. Mr Cumming is required to give 3 months' notice to the Company to terminate the agreement. Mr Cumming receives a monthly fee of (pound)1,800.

(d) Estimate of remuneration

The aggregate of the remuneration paid and benefits in kind (including pension contributions) granted to the Directors by the Group during the financial year ended 30 December 2004 was $1,245,615 and the aggregate of the remuneration payable and benefits in kind (including pension contributions) to be granted by the Group to the Directors for the financial period ending 30 December 2005 under the arrangements in force at the date of this document is estimated to be approximately $1,450,000.

5. SUBSTANTIAL SHAREHOLDERS

Other than the holdings of Directors, which are set out in paragraph (a)(i) above, the Directors are aware of the following persons who, as at 28 April 2005 (being the most recent practicable date prior to the publication of this document), were interested, directly or indirectly, in 3 per cent or more of the Company's share capital:

32,575,211 Ordinary Shares are held by Continental Stock Transfer and Trust Company Limited as custodian for each holder of ADRs. 8,506,204 Sportingbet Shares in the form of American Depository Receipts are held by Cribbage Limited (an affiliate of Sportingbet).

5,000,000 Sportingbet Shares are held by Goodison Park Limited (an affiliate of Sportingbet).

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

The shares and ADRs held by Cribbage Limited and Goodison Park Limited have been stripped of all economic and voting rights as part of the Joint Venture Arrangement and moved into a separate class.

The Directors are further aware of the following interests which will amount to 3 per cent. or more of the issued share capital of the Company immediately following Admission:

                                                       Number of   Percentage of
                                                 Ordinary Shares    issued share
Shareholder                                                 held         capital

Fidelity International Investment Advisers (UK)        2,000,000   5.3 per cent.
John Edward Story                                      1,380,954   3.8 per cent.

6. MEMORANDUM OF ASSOCIATION

The Memorandum of Association provides that the principal object of the Company is to carry on business as a holding company in all its branches and to carry on all or any of the businesses of general merchants and traders and to carry on business as a general commercial company. The objects of the Company are set out in full in Clause 4 of the Memorandum of Association of the Company which is available for inspection at the registered office of the Company.

7. ARTICLES OF ASSOCIATION

The Articles contain, inter alia, provisions to the following effect:

(a) Voting

At a general meeting, subject to any special terms as to voting upon which any share may be issued or may be held, on a show of hands every member present in person and entitled to vote shall have one vote and on a poll every member present in person or by proxy entitled to vote shall have one vote for every share of which he is the holder. No member may be present or may be counted in the quorum or vote, whether in person or by proxy, at any general meeting or on a poll or to exercise other rights in relation to the meeting or poll unless all calls or other monies due and payable in respect of the share have been paid.

(b) Dividends

Subject to the Articles all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared unpaid. Dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend paid. Any share is issued on terms that it shall rank for dividend as from a particular date then it shall rank for dividend as from that date.

(c) Capitalisation of Profits and Reserves

Subject to any necessary sanction or authority being obtained by the Company, the Company in general meeting may:

(i) resolve to capitalise an amount standing to the credit of reserves or to the credit of the profit and loss account and whether or not available for distribution and appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of ordinary shares (whether or not paid up) held by them respectively and to apply that sum on their behalf either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such Members respectively or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum and allot such shares or debentures, paid up, to and amongst such Members in those proportions or partly in one way and partly in the other. Any sums standing to the credit of a share premium account and a capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in the paying up of unissued shares to be allotted to Members credited as paid up;

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

(ii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and, in particular, where shares or debentures become distributable in fractions, the Board may deal with the fractions as it thinks fit;

(iii) authorise a person to enter into, on behalf of all the Members concerned, an agreement with the Company providing for either the allotment to the Members, paid up, of shares or debentures to which they may be entitled on the capitalisation or the payment by the Company on behalf of the members, by applying their respective proportions of the reserves resolved to be capitalised, of the amounts remaining unpaid on their existing shares;

(iv) provide, inter alia, for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued shares and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the Board may, on the exercise of any of the options concerned and payment of the subscription which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned above in this Article to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly.

(d)  Modification of Rights

Whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class of shares may be modified, varied or abrogated, either (a) in such manner, if any, as may be provided by those rights or (b) in the absence of provision, either with the consent in writing of the holders of at least 3/4ths in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of that class and then only subject to the provisions of Section 127 of the Act. The rights attached to any class of share are not, unless otherwise expressly provided for by the articles or in the rights attaching to the shares of that class, deemed to be modified, varied or abrogated by the creation or issue of further shares ranking equally with every other share of that class or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with statute or the articles.

(e)  Shares

Subject to the provisions of the Act and any special rights attached to any existing shares, any shares may be issued with such rights or restrictions as the Company may by ordinary resolution direct or failing such direction (but in the case of unclassified shares only) as the Directors may determine.

The Company may issue shares which are to be redeemed, or are liable to be redeemed, at the option of the Company or at the option of the member.

The Company may, in respect of any full paid up share, issue a share warrant stating that the bearer is entitled to the shares specified therein.

(f)  Lien

The Company has a first and paramount lien on every share (not being a share which is fully paid up) registered in the name of any member, either alone or jointly with any other person, for an amount payable in respect of the share, whether the due date for the payment has arrived or not. The lien extends to all dividends from time to time declared or other monies payable in respect of the share, but the Board may at any time declare any share to be extent, in whole or in part from the lien.

(g)  Transfer of Shares

Any member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any other such form as the Board may approve and the instrument must be signed by or on behalf of the transferor and (except in the case of a share which is fully paid up) by or on behalf of the transferee.

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

The Board may refuse to register a transfer or the certificated share unless the instrument of transfer is in respect of one class of shares only, is in favour of not more than four joint transferees, is duly stamped (if required) and is delivered for registration to the registered office of the Company or such other place as the Board may decide accompanied by the certificate for the shares to be transferred (save in the case of a transfer by a recognised person to whom no certificate was issued) and such other evidence as the Board may reasonably require to prove the title of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of that person to do so.

The Board may impose restrictions upon the transfer of the certificated share which is not fully paid, provided that the restrictions are not such as to prevent dealings in the shares from taking place on an open and proper basis. In the event that the ordinary shares are listed on the London Stock Exchange or dealt with on AIM or any recognised investment exchange, the Board may, in exceptional circumstances, approved by such stock exchange or investment exchange, disapprove the transfer of a certificated share, provided that exercise of such powers does not disturb the market. In the event that the ordinary shares are listed on the London Stock Exchange or dealt in on AIM or any recognised investment exchange, the Board may refuse to register the transfer of an uncertificated share in any circumstances permitted by such stock exchange or investment exchange, the Uncertificated Securities Regulations and the rules and practices of the operator of the relevant system.

The Company shall be entitled to obtain any instrument of transfer but any instrument of transfer which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it.

If the Company gives a notice under section 212 of the Act in relation to any shares to their holder or to another person appearing to be interested in such shares and the recipient fails to give the Company the information required within the period specified in the notice, such holder is not thereafter entitled (unless the board otherwise decides) to attend a general meeting or exercise any other right in respect of any such share in relation to a general meeting or a poll. Where such shares represent at least 0.25 per cent in nominal value of the issued shares, or (if applicable) the issued shares of their class, the Company may withhold any dividend on such shares without interest being payable on the dividend, the holder will not be entitled to elect to receive shares instead of such dividend and the Board may refuse to register the transfer of any such shares unless:

(i) the transfer is an excepted transfer or the holder is not himself in default in supplying the information required by the section 212 notice and proves to the satisfaction of the Board that no person in default of supplying such information is interested in any of the shares which are the subject of the transfer; or

(ii) the transfer is required by the Regulations.

Where an ADR Depository receives a 212 notice, that person is considered to have an interest in the number of Ordinary Shares represented by those American Depository Shares which is specified in the notice and not in the remainder of the Ordinary Shares held by the ADR Depository.

(h)  Changes in Share Capital

The Company may by ordinary resolution increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution, consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares, cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled and subject to statute, sub-divide all or any of its shares into shares of a smaller amount and may by the resolution determine that the shares resulting from such sub-division may have any preferred or other special rights or be subject to any restrictions, as compared with the others.

Subject to statute and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner.

If as a result of any consolidation and sub-division or division of shares, members become entitled to fractions of a share, the Board may on behalf of the members deal with the fractions as it thinks fit.

(i)  Retirement of Directors by Rotation

At each annual general meeting one third of the Directors who are subject to retirement by rotation or if their number is not three or a multiple of three then the number nearest to but not exceeding one third, shall retire from office. If the numbers of Directors subject to retirement by rotation is fewer than three, one of such Directors shall retire. Directors to retire by rotation at the annual general meeting shall be in addition to any Director who wishes to retire and not offer himself for re-appointment. The Directors to retire by rotation shall be those Directors who have been longest in office since their last appointment or re-appointment. As between two or more Directors who have been in office an equal length of time, the Directors to retire shall in the absence of agreement, be selected from among them by lot. The Directors to retire on each occasion shall be determined on the basis of the composition of the Board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the Directors after that time but before the close of the meeting.

A Director who retires at an annual general meeting whether by rotation or otherwise, may, if willing to act and if approved by the Board, be re-appointed.

The Company at the meeting at which a Director retires by rotation, may fill the vacated office, if it does not do so, the retiring Director is, if willing, deemed re-appointed unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-appointment of such Director is put to the meeting and lost.

(j)  Directors' Remuneration, Expenses and Benefits

The remuneration of a Director appointed to hold employment or executive office in accordance with the articles, may be a fixed sum of money or in whole or in part by participation in profits or otherwise as the Board may determine and may be in addition to or instead of a fee payable to him for his services as Director pursuant to the articles.

The Board may grant reasonable additional remuneration and expenses to any Director who, at the request of the Board, resides abroad or renders any special or extra services to the Company, which may be paid by way of a lump sum, a participation in profits or other as the Board may determine.

The Company shall make available each year an aggregate sum not exceeding (pound)180,000 to be paid to the Directors as fees as the Board may determine. Any Director holding office for a part of the year shall, unless otherwise agreed, be entitled to only a proportionate part of such fee. The Company may by ordinary resolution increase the amount of the fees payable. The fees payable pursuant to this article are distinct from any salary, remuneration or other amount payable to a Director pursuant to any other provisions of the articles and accrues from day to day.

(k)  Directors' Pensions and other Benefits

The Board may establish, maintain, or participate in any pension, superannuation, benevolent or life assurance fund, scheme or arrangement (whether contributory or otherwise) for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances, benefits and emoluments to, persons who are or were at any time in the employment or service of or who have at any time been Directors of the Company or any company which is or was a member of the Group or any of their predecessors in business (and for any member of his family, including a spouse or former spouse or person who is or was dependant on him). Any Director or former Director shall be entitled to participate in and retain for his own benefit any such donations, gratuities, pensions, allowances, benefits or emoluments. The Board, subject to statute, may establish and maintain any other employees' share scheme or any, share option or share incentive or profit sharing scheme and establish and (if any such scheme so provides) contribute to any scheme for the purchase by or transfer, allotment or issue to trustees of shares in the Company.

(l)  Directors' Interests

A Director may not vote in respect of any contract, arrangement, transaction or proposal in which the Company is or is to be a party and in which he is, to his knowledge, materially interested, directly or indirectly, otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise or through the Company. This prohibition does not apply to any resolution concerning the giving to him of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings, the giving to a third party of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility, in whole or in part. A contract, arrangement, transaction or proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate. The prohibition does not apply to any resolution concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning any other company in which the Director is interested, directly or indirectly or the holder of or beneficially interested in 1 per cent or more of a class of equity share capital of the relevant company or of the voting rights available to members of the relevant company or able to cause 1 per cent or more of those voting rights to be cast at his direction.

(m)  Borrowing Powers

The Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) including its uncalled capital and, subject to statute, to issue debentures and any other securities whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

8.   THE WORLD GAMING PLC 2001 SHARE OPTION PLAN (THE "SCHEME")

(a)  The Share Option Scheme

The Scheme was adopted on 17 May 2001 and approved by ordinary resolution of the shareholders on 17 May 2001 in substitution of the Starnet Stock Option Plans (1997, 1999 and 1999 (No. 2)) which were terminated and options thereunder were exchanged for new options in the Scheme. The main features of the Scheme (which is not approved by the UK Inland Revenue) are summarised below:

(i)  Eligibility

All employees, officers, directors and all other persons who provide services to the Company or any of its subsidiaries as determined by the Board are eligible to participate in the 2001 plan. The Board administers the plan and has discretion in awarding options to participants.

(ii) Exercise Price

Options are granted to acquire shares at such price as determined by the Board. During 2003, the Board affirmed the requirement that the Subscription Price in respect of all Options granted must represent the closing market price prevailing on the date of such grant.

(iii) Performance conditions

Prior to April 2003, Options granted under the Share Option Scheme had a range of vesting periods. Options granted subsequent to April 2003 require a more onerous vesting schedule as determined by the Board. Options granted to Participants who are employees, officers or directors will normally vest at the end of a 2 year period from the date of the grant and may be tied to certain performance conditions.

Options will terminate if an Option Holder's employment is terminated for cause, or if an Option Holder voluntarily resigns without appropriate or agreed notice and termination terms, unless otherwise agreed by the Board. If the employee or officer or director is terminated for another reason then the Option shall be exercisable for a period of 12 months after termination but only to the extent that it is vested and exercisable on the date of termination, except as permitted at the sole discretion of the Board. If an Option Holder's employment or office or directorship is terminated due to his or her death or disability, the Options will remain exercisable for a period of 12 months after termination but only to the extent that they have vested and are exercisable on the date of termination. Notwithstanding the foregoing, all Options lapse at the end of the option period applicable to them (no later than the tenth anniversary of the date on which the Option concerned was granted). Options are not transferable and may only be exercised by the persons to whom they are granted, except in the case of the death or disability of the Option Holder in which case they would be exercisable by the guardian or personal representative of the Option Holder (as the case may be).

(iv) Issue of shares on exercise of options

Shares issued upon the exercise of Options will rank equally with shares, as applicable, of the same class as them, but shall not be entitled to any dividends or other distributions declared prior to the date of the exercise.

(v)  Scheme Limits

There is a total of 10,488,433 outstanding Options issued prior to the Placing. In addition the Company has issued options to Daniel Stewart equal to 2 per cent of the existing ordinary shares and 4 per cent of the placing shares. The maximum number of shares with respect to which Options may be granted under the Scheme is 15,000,000. If any Option shall lapse or shall be cancelled, then the Shares represented by such Option shall become available for new Options. An Option may be exercised to acquire an ordinary share or an ADR.

(vi) Adjustments

Options may be adjusted following certain variations in the Company's share capital, including a capitalisation or rights issue.

(vii) Amendments

The Board may amend the Scheme, provided that no amendment or modification will become effective without shareholder approval, if such approval is required by law or exchange rules, except for minor amendments relating to administrative matters. Additionally, no amendments (other than amendments of a minor nature to benefit the administration of the Scheme, or any amendment to obtain favourable tax or regulatory treatment of Option Holders or any company that is a member of the Company's Group) which would adversely affect the rights of the existing Option Holders may be made without their consent.

(viii) Termination

No Options may be granted under the Scheme after the tenth anniversary of its adoption.

9.   MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company since its incorporation which are or may be material:

The Company entered into various agreements with Sportingbet on 6 August 2004 (the "Transaction"). The Company's shareholders approved the Transaction at the Company's AGM on 12 October 2004 and the Transaction closed on the same day taking effect from 1 October 2004.

In summary, the Transaction consisted of: (i) the Company transferring its proprietary gaming software ("Gaming Software") to Bullen Road LP, an entity jointly owned by Sportingbet and the Company so that Sportingbet and the Company own the Gaming Software in equal shares through Bullen Road LP; and (ii) the Company selling to Sportingbet the business and assets (the "Development Business") relating to development, maintenance and second level support of the Gaming Software which was carried out by Inphinity Interactive Inc. Contractual arrangements were agreed whereby Sportingbet agreed to continue to provide development and maintenance services to the Company in relation to the Gaming Software at the cost of Sportingbet; and (iii) the parties entering into a deed formally terminating the Previous Gaming Software licence between the parties; and (iv) Sportingbet committing to use the Company to provide hosting services for at least a 3 year period; and (v) Sportingbet relinquished its rights in the 13,506,205 American Depository Receipts Shares in the Company held by Sportingbet or its affiliates ("Sportingbet Shares"). As a result of these transactions, the Company is no longer receiving royalty fees from Sportingbet but no longer has the cost base of its Development Business.

The Transaction was structured as follows.

Internet Opportunity Entertainment Limited (an affiliate of Sportingbet) purchased a 50 per cent interest in the Gaming Software from SSII Limited. Alea Software Limited (an affiliate of Sportingbet) purchased the Development Business from Inphinity Interactive, Inc. The consideration payable by Sportingbet for the 50 per cent interest in the Gaming Software and the acquisition of Development Business was as follows:

(i) $10 million cash, to be paid in instalments as specified. Full amount to be paid before 1 November 2005.

(ii) Additional consideration valued at $3.3 million payable in kind through the
     (i) cancellation of all rights in the Sportingbet Shares and an agreement to transfer those shares upon the Company's request and direction for a nominal consideration of $1; and (ii) the waiver of the $900,000 Convertible Loan Note.

The full payment of the $10 million is secured by a pledge over Sportingbet's partnership interest in Bullen Road LP and share interest in the Gwladys Street Limited (being the general partner of Bullen Road LP).

Both SSII Limited and Internet Opportunity Entertainment Limited contributed their respective 50 per cent interest in the Gaming Software to Bullen Road LP (a newly incorporated exempt liability partnership in the Cayman Islands). Bullen Road LP is a 50:50 joint venture between SSII Limited and Internet Opportunity Entertainment Limited.

Bullen Road LP has granted Internet Opportunity Entertainment Limited and SSII Limited a perpetual, royalty free licence to use the Gaming Software. The Company may continue to license the Gaming Software to any third party as it did before the transaction. Sportingbet may use the Gaming Software royalty free for its existing licensees and for the benefit of members of its group. Sportingbet cannot sublicense the Gaming Software to the Company's licensees. Both parties will make royalty type payments to each other in the following situations:

(iii) Sportingbet will pay 5 per cent of a licensee's net win to the Company for any new white-label marketing partner taken on after closing of the transaction;

(iv) the Company will pay 5 per cent of licensee's net win to Sportingbet if it acquires a controlling interest in a competitor of Sportingbet or enters into a transaction with a competitor which requires the Company or the competitor to consolidate any or all of each other's revenues;

(v) the Company will pay 5 per cent of the relevant websites' net win if it owns and operates its own gaming website which competes with Sportingbet.

Where such payments are due, these will continue for the duration of the joint partnership in Bullen Road LP and for a period of three years from the date of its termination.

Inphinity Interactive, Inc. sold its Development Business to Alea Software Limited and Alea Software Limited took on the employees of the Development Business.

Alea Software Limited has entered into a development services contract with Bullen Road LP, the Company and Sportingbet, pursuant to which Alea Software Limited agrees to continue to provide second level support to the Company and also to continue developing and maintaining the Gaming Software in accordance with a plan agreed between the Company and Sportingbet (the "Development Plan"). Sportingbet and the Company shall directly share in the objectives of the Development Plan on a 70/30 basis, respectively. The cost of implementing this Development Plan will be fully funded by Sportingbet. The Company may purchase additional development time should the need arise at a price of cost 10 per cent. Other than the Company's input in agreeing the Development Plan, Sportingbet will otherwise have full control over Alea Software Limited, including implementation of the Development Plan.

Sportingbet has agreed to fully fund the operating costs of Alea Software Limited and has committed to spend at least $4.5 million per year on the operational costs of Alea Software Limited in the first 3 years and a minimum of $2.5 million in the fourth year. The developments to the Gaming Software will be owned by Bullen Road LP and will be licensed back to each of Internet Opportunity Entertainment Limited and SSII Limited.

Sportingbet may not terminate the joint partnership in Bullen Road LP and the services to be provided by Alea Software Limited for the first 3 years' from completion of the transaction. Thereafter, Sportingbet may terminate upon 12 months notice to the Company. However, Sportingbet may terminate at any time if certain events of default occur, such as material breach by the Company or a material change in control of the Company. The Company may terminate the partnership in Bullen Road LP at any time on 3 months' notice to Sportingbet.

Upon termination: (a) Sportingbet is required to make a further payment to the Company of $3 million (if the Company then sells the Gaming Software within 2 years, this additional payment is to be reduced by the consideration received by the Company, up to a maximum of $3 million); (b) The Gaming Software (as updated and improved) will be jointly owned by Sportingbet and the Company (or their respective affiliates), and both parties will have an unrestricted right to use, sub-licence and assign their interest in the software. Neither party will have the rights to any further improvements or developments made by the other party subsequent to the termination.

The parties also agreed to enter into the following ancillary arrangements:

(i) INFORMATION TECHNOLOGY SERVICES - The Company will provide certain U.S. facing hosting services to Sportingbet on an exclusive basis for the life of the proposed transaction. Such services will be charged on the basis of actual cost plus a 10 per cent margin.

(ii) SPORTINGBET ANCILLARY SERVICES - Sportingbet or its affiliates will continue to provide certain customer and transaction processing services to the Company's existing and future licensees.

(iii) EUROPEAN AGENCY AGREEMENT - Sportingbet will provide the Company through a joint marketing arrangement, with access to Sportingbet's technology to allow the Company to market a European gaming solution for the benefit of existing and future licensees. Under the Framework Agreement, this agreement was supposed to have been completed as at the closing of the Transaction. The agreement has not yet been completed due to some delay in working out the detailed terms. The Directors consider that the agreement is now close to being completed.

10.  WORKING CAPITAL

The Directors are of the opinion, having made due and careful enquiry that the working capital available to the Group is sufficient for its present requirements, that is for at least the twelve months from the date of Admission.

11.  LITIGATION

The Company has the following material existing and pending legal or arbitration proceedings active, pending or threatened against it, or being brought by, the Company or any member of the Group:

(i) On 6 August 1998 Mitchell White commenced an action against Canada Holdings and SSII Limited for breach of his employment agreement and wrongful termination of him as a director. Action was commenced in October 1998.

     Mr. White alleges that as a result of his wrongful termination as an employee and director, he was not provided with a severance package in lieu of reasonable notice and he did not receive stock options that he would have otherwise received. Mr. White claims that his losses are in excess of $1.5 million. The trial of this action was to commence in April 2005, but has been adjourned. No new date for trial has yet been set.

(ii) In February 2004, SSII Limited commenced a third party claim against a former director, Mr. Jack Carley. It is alleged that Mr. Carley was responsible for the termination of Mr. White's employment in 1998. Mr. Carley is also Mr. White's father-in-law.

(iii) In March 2000 ESCE Holdings Inc. sold substantially all of the assets and undertakings comprising its adult entertainment division to Chisel Media. The sale price for the assets was $2.3 million, of which $460,000 was paid to ESCE Holdings Inc. The balance was to be paid in monthly instalments by 1 July 2003. The deferred portion of the purchase price is secured by a general security agreement in favour of ESCE Holdings Inc., and a pledge of the shares of Chisel Media. The monthly instalments referred to above which were to begin 1 July 2000 have not been paid by Chisel Media.

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     ESCE Holdings, Inc. has attempted to put Chisel Media into bankruptcy in its efforts to recover the outstanding consideration. Chisel Media has counterclaims against ESCE Holdings, Inc. alleging that ESCE Holdings, Inc. is in breach of the Purchase and Sale Agreement because of certain alleged misrepresentations of the nature of assets sold and is claiming a set off. The bankruptcy action has been stayed until it is determined whether a debt is due from Chisel Media. This debt issue will be resolved by arbitration within the next 6 months. Settlement negotiations are also pending.

(iv) On 25 November 2001, a claimant identified only as J. Doe commenced action in the British Columbia Supreme Court against ESCE Holdings, Inc. and others (who are not part of the Company's Group) for unpaid royalties. ESCE Holdings, Inc. had used images of the claimant on its websites pursuant to a one off lump sum payment and the claimant is claiming that she is entitled to on going royalties for the use of her image. The value of the claim is $250,000 CDN. ESCE Holdings, Inc. believes that the claimants claim is wholly without merit and intends to vigorously defend the action. ESCE Holdings, Inc. has filed an appropriate defence to the action.

(v) On 10 March 2004, Robert Hiscox commenced action against the Company in the United States District Court, Southern District of New York. Hiscox alleges that the Company breached two consultancy agreements (for 2001 and 2002) by failing to make certain payments due under the agreement. The amount of the claim is $521,103 and 25,002 shares in the Company (plus interest and costs).

     The Company has filed a statement of defence alleging, inter alia, that Hiscox did not provide the services he agreed to provide to the Company. The matter is still in the discovery stage.

(vi) On behalf of its affected licensees, World Gaming Europe Ltd entered into a transaction processing agreement with Yenom Processing Ltd (Yenom is a company incorporated in Gibraltar). Without informing World Gaming Europe Ltd, Yenom in turn entered into sub-contracting arrangement with E-Clear (an English company) who in turn entered into a sub-contracting arrangement with EBS (a German company). Pursuant to World Gaming Europe Ltd's contract with Yenom, Yenom has failed to pay World Gaming Europe Ltd approximately $1.1 million. The majority of this amount is owed to a World Gaming Europe Ltd licensee and the action was taken by WG on behalf of this licensee.

     World Gaming Europe Ltd commenced action against Yenom, E-Clear and EBS in the Courts of Gibraltar. World Gaming Europe Ltd has a judgment against Yenom, but Yenom has no assets. E-Clear has filed a statement of defence, claiming that the funds it holds should be paid to Yenom and distributed to Yenom's various creditors. EBS is still to file its defence.

(vii) On 31 March 2004 the Company received a Claim Form filed in the Supreme Court of England & Wales against the Company by Jim Mackay. Mr. Mackay is claiming $200,004 in respect of a termination payment pursuant to an independent contractor agreement dated 1 May 2002. However, Mackay did not file and has still not filed any Particulars to his claim, and accordingly as it stands the claim form is defective. The Company has been advised that it has a good chance to apply for the claim to be struck out, but the claim is currently in abeyance.

     Jim Mackay is also involved in the Chisel Media litigation (he controls Chisel Media) and any settlement agreed in those proceedings will include a release by Mackay of all his claims against the Company's Group.

(viii) In March 2002, Casino on Air World Entertainment Ltd., a former licensee of the Company, filed a lawsuit against the Company alleging breach of contract in Antigua. The amount of the claim is U.S. $1.84 million. The Company successfully obtained a stay of this action in the Antiguan courts. The court ordered that the dispute be dealt with by way of arbitration. Since that decision in 2002, Casino on Air has to date failed to file a Notice to Arbitrate.

(ix) EFS Carribean Inc. has a claim against Globalpayment.biz and its representative Pam Pickens for the non-payment of credit card processing monies totalling in excess of $250,000 USD. A portion of these monies belong to the Company's licensees. EFS has not yet commenced an action against Globalpayment.biz or Pam Pickens.

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(x)  EFS Carribean Inc. has a claim against Nova Grove for the non-payment of credit card processing monies totalling in excess of $300,000 USD. A portion of these monies belong to the Company's licensees. EFS has not yet commenced an action against Nova Grove, but Nova Grove has advised the Company that the third party Nova Grove used to process the credit card monies has gone into liquidation in England.

(xi) EFS Carribean Inc. has a claim against Epoint, a Belize corporation, for the non-payment of credit card processing monies totalling approximately $750,000 USD. A portion of these monies belong to the Company's licensees. The Company has commenced arbitration proceedings.

12.  PROPERTY

Details of the principal establishments of the Company are set out below:

(a)    Leasehold
Address                 Term                         Rent Payable

Jasmine Court,          5 years commencing           First year
Antigua                 1 May 2004                   EC$10,860.00 per month
                                                     Second and third
                                                     year EC$12,217.50 per month
                                                     Fourth and Fifth year
                                                     EC$13,575.00 per month

Co-location facility    6 months                     Monthly service of
Antigua                 commencing 1 October 2004    EC$149,850

Suite 200, West         Eight months ending          CDN$5,000 per
Eighth Avenue,          31 May 2005                  month
Vancover, British
Columbia

13.  TAXATION OF DIVIDENDS

The following paragraphs, which are intended as a general guide only and are based on current legislation and Inland Revenue practice as at the date of this document, summarise advice received by the Directors as to the position of shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes and who beneficially hold their shares as investments rather than trading stock.

(a)  Dividends

(i)  There is no United Kingdom withholding tax on dividends

(ii) An individual shareholder who is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by the company will currently be entitled to receive a tax credit equal to 10 per cent of the combined total of the dividend paid and the tax credit. The individual will be taxed upon the total of the dividend and the related tax credit which will be regarded as the top slice of the individual's income. An individual shareholder who is not liable to income tax at a rate greater than the basic rate (currently 22 per cent) will pay tax on the dividend and the related tax credit at the dividend income ordinary rate (currently 10 per cent). Accordingly, the tax credit will be treated as satisfying the individual's liability to income tax in respect of the dividend. To the extent that the dividend and related tax credit (taken together with other taxable income) exceed the individual's threshold for the higher rate of income tax, the individual will, to that extent, pay tax on the dividend and related tax credit at the dividend income upper rate (currently 32.5 per cent). Accordingly, a shareholder who is a higher rate taxpayer will have further income tax to pay at the rate of 22.5 per cent on the dividend and related tax credit (equivalent to 25 per cent of the net dividend). Tax credits are generally no longer repayable to shareholders with no tax liability. (i)

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(iii) Subject to exceptions for certain insurance companies and companies which hold shares as trading stock, a shareholder which is a company resident (for tax purposes) in the United Kingdom and which receives a dividend paid by the Company will not be liable to corporation tax or income tax on the dividend.

(iv) Subject to certain exceptions, the right of a shareholder who is not resident (for tax purposes) in the United Kingdom to claim payment of any part of the tax credit in respect of a dividend received from the Company will depend on the existence and terms of any double tax treaty between the United Kingdom and the country in which the holder is resident. An individual or corporate shareholder who holds less than 10 per cent of the voting shares of the Company will not generally be entitled to payment of any part of the tax credit. However, corporate shareholders which hold 10 per cent or more of the voting shares of the Company may be able to claim payment of part of the tax credit. Such amount will normally be very small, typically less than one per cent Shareholders who are not resident in the United Kingdom for tax purposes should consult their own tax advisers concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so. Non-United Kingdom resident shareholders may also be subject to taxation on dividends in their country of tax residence.

(b)  Taxation on capital gains for shareholders

If a shareholder disposes of all or any Ordinary Shares, he or it may, depending on the shareholder's particular circumstances, incur a liability to taxation on chargeable gains.

(c)  Stamp duty and stamp duty reserve tax ("SDRT")

(i) No liability to stamp duty or SDRT should arise on the issue or allotment of New Ordinary Shares by the Company pursuant to the Placing.

(ii) The transfer in the Placing of Ordinary Shares by a Selling Shareholder will normally be liable to ad valorem stamp duty at the rate of 0.5 per cent of the amount or value of the stampable consideration paid (with such duty being rounded up to the nearest (pound)5) or, if an unconditional agreement to transfer such shares is not immediately completed by a duly stamped transfer, or where the transfer is effected under CREST, SDRT at the rate of 0.5 per cent of the amount or value of the consideration paid will arise.

(iii) The transfer of the Ordinary Shares after Admission, both before and after the issue of certificates, will generally be liable to ad valorem stamp duty at the rate of 0.5 per cent of the amount or value of the consideration paid (with such duty being rounded up to the nearest (pound)5) or, if an unconditional agreement to transfer such shares is not immediately completed by a duly stamped transfer or where the transfer is effected under CREST, SDRT at the rate of 0.5 per cent of the amount or value of the consideration paid. Liability to pay such stamp duty or SDRT is normally that of the transferee or purchaser. In the case of transfers in CREST, SDRT will normally be collected in CREST in accordance with the rules of the CREST system.

(d)  Inheritance Tax ("IHT") Relief

Unquoted ordinary shares in a qualifying trading company such as the Company ordinarily qualify for 100 per cent IHT Business Property Relief provided they have been held for two years prior to the event giving rise to IHT. Shares traded on AIM are regarded as unquoted for these purposes and are therefore in principal eligible for IHT Business Property Relief (subject to the Company meeting all of the relevant qualifying conditions).

14.  RELIANCE ON INTELLECTUAL PROPERTY

The intellectual property relating to the Gaming Software is owned by Bullen Road LP, an exempt limited liability partnership formed in the Cayman Island of which the Company has a 50 per cent membership interest and Sportingbet has a 50 per cent membership interest. The Company is reliant on this intellectual property in order to carry on its business and such intellectual property is of fundamental importance to the business of the Company.

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

The Company has a perpetual, royalty-free right to use, sub-license and assign its rights to the Gaming Software and the intellectual property underlying it for all of its current business operations and all currently anticipated developments of its business operations. Software is protected through a combination of non-disclosure and non-competition agreements with employees, restricted and controlled use of third party developers, a check in/check out system for code, and copyright law (though no software is registered).

15.  MINIMUM AMOUNT REQUIRED TO BE RAISED

There is no minimum amount which, in the opinion of the Directors, must be raised under the Placing to provide sums required in respect of the matters specified in paragraph 21 Schedule 1 of the POS Regulations.

(pound)470,000 of the proceeds of the Placing which will be used to fund the expenses of the Placing and the remainder will provide additional working capital for the Company.

16.  THE PLACING AGREEMENT AND NOMINATED ADVISER AGREEMENT

Under the Placing Agreement, made between (1) the Company, (2) the Directors and
(3) Daniel Stewart and dated 28 April 2005 Daniel Stewart has agreed to use reasonable endeavours to procure subscribers for the 4,760,000 Placing Shares.

The obligation of the parties under the Placing Agreement are conditional, inter alia, upon Admission occurring not later than 8.30 a.m. on 17 May 2005, or such later time and date (not being later than 8.30 a.m. on 31 May 2005 as may be agreed by Daniel Stewart and the Company. The Placing Agreement contains certain warranties by the Company and the Directors as to the accuracy of the information contained in this document and other matters relating to the Group and its businesses and an indemnity in favour of Daniel Stewart from the Company against all losses, costs, charges and expenses which Daniel Stewart may suffer or incur as a result of the carrying out of its duties under the Placing Agreement. Under the Placing Agreement, the Company is to indemnify Daniel Stewart against all costs and expenses in connection with the application for Admission. In addition, subject to the Placing Agreement becoming unconditional, the Company is to pay to Daniel Stewart a fee of (pound)120,000 and a commission of 4 per cent of the amount equal to the Placing Price multiplied by the number of Placing Shares. The Company has also issued options to Daniel Stewart equal to 2 per cent of the Existing Ordinary Shares and 4 per cent of the Placing Shares exercisable at the Issue Price.

In addition to the Placing Agreement the Company has entered into an agreement with Daniel Stewart pursuant to which Daniel Stewart has agreed to act as nominated adviser and broker to the Company for a fee of (pound)40,000 per annum. Under the agreement the Company provides Daniel Stewart with an indemnity customary in agreements of this kind.

17.  OTHER INFORMATION

(a) The net proceeds of the Placing are estimated to be approximately (pound)2,029,000.

(b) ADRs representing Ordinary Shares are currently quoted and traded on the US OTC Bulletin Board, but the Ordinary Shares themselves are not currently admitted to dealings on a recognised investment exchange and, other than the Company's application for the Ordinary Shares, both issued and to be issued under the Placing, to be admitted to trading on AIM, no applications for such admission have been made.

(c) The financial information concerning the Group set out in this document does not constitute statutory accounts within the meaning of Section 240 of the Act. Statutory accounts of the Company in respect of the years ended 2003 and 2004 have been delivered to the Registrar of Companies. The auditors, Kingston Smith, in respect of the years ended 31 December 2003 and 2004, gave reports under Section 235 of the Act in relation to all of such accounts and non of such reports was qualified within the meaning of
     Section 262 of the Act) or contained any statement made under Section 237(2) or (3) of the Act.

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

(d) Save as disclosed in the paragraph headed "Current trading and prospects" in Part I of this document and in note 22 of the accountants' report set out in Part III of this document, there has been no significant change in the financial or trading position of the Group since 31 December 2004 the date to which the most recent audited accounts of the Company were prepared.

(e) Definitive share certificates (where appropriate) for the Placing Shares are expected to be despatched by 24 May 2005 and CREST member accounts are expected to be credited by 17 May 2005.

(f) Other than as disclosed, no person has received or is contractually entitled to receive from the Company any payment of (pound)10,000 or more or securities in the Company to such value or entered into any contractual arrangements to receive the same from the Company.

18.  US SECURITIES LAW

The Ordinary Shares have not been and will not be registered under the Securities Act or under the relevant securities laws of any state of the United States or any other jurisdiction. Subject to certain exceptions, the Ordinary Shares may not be directly or indirectly offered, sold, resold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S), or in any country where to do so may contravene local securities laws or regulations.

The Ordinary Shares have not been approved or disapproved by the United States Securities Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing of the Ordinary Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Each purchaser of the Placing Shares must agree that it will not offer or sell the Ordinary Shares until 40 days after the later of the closing of the Placing (the "DISTRIBUTION COMPLIANCE PERIOD"), within the United States or to, or for the account or benefit of, U.S. persons, and in relation to a sale to any other person, it will have sent to each such purchaser to which it sells Ordinary Shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Ordinary Shares within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S.

Each initial purchaser of the Placing Shares will be required to certify that the purchaser and any person for whose account or benefit the purchaser is acting is located outside the United States and is not a U.S. person (as defined in Regulation S) and that upon acquiring the Ordinary Shares it and any such persons will be outside the United States or is otherwise acquiring the Ordinary Shares in an "offshore" transaction in compliance with Rule 903 of Regulation S. As used herein, the term "UNITED STATES" means the United States of America, its territories and possessions, any state of the United States and the District of Colombia.

As a condition to a purchase of any Ordinary Shares in the Placing, each purchaser will be deemed to have made, or, in some cases, be required to make, certain representations and warranties, which will be relied upon by the Company, Daniel Stewart & Co. plc and others. See "US Transfer Restrictions", below. The Company reserves the right, in its sole and absolute discretion, to reject any purchase of Ordinary Shares that the Company or its agents (including Daniel Stewart & Co. plc) believe may give rise to a breach or violation of any law, rule or regulation, including, without limitation, the Securities Act.

19.  US TRANSFER RESTRICTIONS

No actions have been taken to register or qualify the Ordinary Shares offered hereby or otherwise permit a public offering of the Ordinary Shares offered hereby in any jurisdiction other than the United Kingdom. The Ordinary Shares are being offered outside of the United States pursuant to Regulation S under the Securities Act. The Ordinary Shares offered hereby have not been, and will not be, registered under the Securities Act and may not be offered, sold or resold or otherwise transferred within, or to persons in, the United States except in accordance with an applicable exemption from registration under the Securities Act.

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INVESTORS' REPRESENTATIONS AND RESTRICTIONS ON RESALE

Each purchaser of Ordinary Shares will be deemed to have represented and agreed that it has received a copy of this document and that:

     The purchaser acknowledges that the Ordinary Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on exercise and transfer;

     The purchaser is, and the person, if any, for whose account or benefit the purchaser is acquiring the Ordinary Shares is, outside of the United States at the time the buy order for the Ordinary Shares is originated and continues to be located outside the United States, and the person, if any, for whose account or benefit the purchaser is acquiring the Ordinary Shares reasonably believes that the purchaser is outside the United States, and neither the purchaser nor any other person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States;

     The purchaser is, and the person, if any, for whose account or benefit the purchaser is acquiring the Ordinary Shares is, not a U.S. person (as such term is defined in Regulation S);

     The purchaser is aware of the restrictions on the offer, exercise and sale of the Ordinary Shares pursuant to Regulation S described in this document;

     The purchaser acknowledges that any offer, exercise, sale, pledge or other transfer of the Ordinary Shares made other than in compliance with the above-stated exceptions will not be recognized by us;

     Prior to the expiration of the "distribution compliance period" (as such term is defined in Regulation S), the purchaser agrees that it will not offer, sell, pledge or otherwise transfer the Ordinary Shares except in an offshore transaction in accordance with Rule 903 or 904 of Regulation S and in accordance with any applicable securities law of any state of the United States;

     The purchaser acknowledges that we, Daniel Stewart & Co. plc and others will rely upon the truth and accuracy of the foregoing representations and agreements.

12 May 2005

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